

SMITH INTERNATIONAL, INC. 2008 ANNUAL REPORT

SMITH

Smith International, Inc. is a diversified oilfield service company based in Houston, Texas. The Company is one of the largest global providers of products and services used by operators during the drilling, completion and production phases of oil and natural gas development activities. Smith employs more than 25,000 full-time personnel and operates through three business divisions – M-I SWACO, Smith Oilfield and Distribution. Our common stock is traded on several market exchanges, including the New York Stock Exchange, under the symbol 'SII'.

The Company provides a comprehensive line of technologically advanced drilling-related products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, three-cone and diamond drill bits, directional drilling, measurement-while-drilling and logging-while-drilling services, drilling optimization services, drill pipe and premium tubulars, downhole drilling tools and other key product offerings. Additionally, we supply a broad range of products and services used to complete and produce wells, including oilfield production chemicals, packers and liner hangers, coiled tubing services, cased-hole wireline services and other related offerings. The Company also provides supply-chain management solutions through an extensive North American branch network that offers pipe, valves and fittings as well as mill, safety and other maintenance products.

Contents


PATHFINDER

Financial Highlights

Years Ended December 31,	2008	2007	2006
(In thousands, except per share, stockholder return and employee data)			
Summary Statement of Operations Data:			
Revenues	$10,770,838	$8,764,330	$7,333,559
Operating Income	$ 1,642,412	$1,369,797	$1,080,081
Net Income	$ 767,284	$ 647,051	$ 502,006
Earnings Per Share – Diluted Basis	$ 3.68	$ 3.20	$ 2.49
Cash Dividends Declared Per Share	$ 0.48	$ 0.40	$ 0.32
Common Shares Outstanding at Year-End [a]	219,110	200,761	199,916
Summary Balance Sheet Data:			
Current Assets	$ 5,086,384	$3,727,735	$3,271,027
Total Assets	10,816,224	6,061,880	5,335,475
Current Liabilities	2,933,432	1,173,300	1,379,468
Total Debt	2,806,821	985,105	1,088,632
Stockholders' Equity	4,549,339	2,594,897	1,986,937
Other Data:			
Depreciation and Amortization	$ 263,443	$ 193,296	$ 150,384
Capital Expenditures, Net	$ 369,774	$ 310,776	$ 272,727
Cash Dividends	$ 94,557	$ 76,026	$ 60,074
Treasury Stock Repurchases	$ 21,499	$ 83,529	$ 102,894
Return on Stockholders' Equity	22.3%	28.4%	28.5%
Number of Employees	25,709	19,865	17,377

2008 Segment Revenue Distribution


48% M-I SWACO
26% Distribution
26% Smith Oilfield

2008 Geographic Revenue Distribution – Oilfield Operations[b]


37% United States
31% Europe/Africa
16% Middle East/Asia
12% Latin America
4% Canada

[a] *Commom shares outstanding, net of shares held in treasury.*
[b] *Excludes revenues from the Distribution segment operations.*

Business Overview

Our performance-based product offerings provide superior growth potential.


WILSON
Distribution
Drilling Fluids
Environmental Solutions
Wireline/Coiled Tubing
Directional Drilling
Wellbore Productivity
Diamond Bits
Rental and Drilling Tools
Three-Cone Bits

SMITH

SMITH OILFIELD

- Three-Cone and Diamond Drill Bits
- Directional Systems
- Measurement-While-Drilling and Logging-While-Drilling Services
- Borehole Enlargement Tools
- Drill Pipe and Premium Tubulars
- Drilling Optimization Services
- Turbine and Drilling Motors
- Downhole Drilling Tools
- Fishing and Remedial Services
- Coiled Tubing Services
- Cased-Hole Wireline Services
- Completion Equipment

M-I SWACO

- Drilling Fluid Systems
- Completion Fluids and Tools
- Solids Control and Separation Equipment
- Waste Management Services
- Production Chemicals

WILSON

- Supply Chain Management
- Project Materials Management
- Pipe, Valves and Fittings
- Mill, Tool and Safety Products



John Yearwood
Chief Executive Officer

Margaret K. Dorman
Chief Financial Officer

Letter to Our Stockholders

Last year was truly a transformational year for Smith. We completed a key acquisition, which enhances the future growth trajectory of our business, and weathered a global credit crisis while still continuing our focus on developing and delivering value-based solutions to our customers. Although we face a deteriorating business and global economic environment in 2009, we believe the long-term fundamentals in our industry continue to be favorable. The significant North American activity slowdown affords us the opportunity to accelerate the implementation of our strategic vision of providing performance-based drilling systems that help our customers address future global energy needs.

Defining Our Strategic Vision

During 2008, we successfully broadened our product capabilities with the acquisition and subsequent integration of the W-H Energy Services operations. The acquisition provides access to a number of key drilling and completion-related product technologies and effectively completes our downhole product offerings from the rig floor to the drill bit. More importantly, the W-H product offerings are being integrated with existing Smith technology applications in order to provide a comprehensive, performance-based solution that delivers greater value to our customers and enhances our growth prospects.

By combining aspects of our proprietary i-DRILL® application technology with W-H's directional capabilities, we can more-accurately predict the performance of not only the drill bit, but the entire drilling assembly. With this information, we can better advise customers on which tools to use and how to configure these tools on the drilling assembly to achieve optimal performance in specific operating parameters and rock formations. We believe this approach has the potential to transform our customers' ability to drill quickly and cost-effectively to a target zone and achieve maximum production.

We are currently working with a select number of customers in the U.S. market and abroad who are providing feedback on our surface-to-bit optimization process offering. Early response has been very positive and we look forward to expanding our future services to include additional drilling tools and eventually well completions. Our focus is on leveraging our product and technology portfolio to provide innovative offerings that deliver the best possible drilling and completion performance to customers.

Positioning for the Future

Although there is a tremendous amount of excitement throughout our organization over the addition of the W-H operations, we are faced with the reality of the current market environment. Looking at the year ahead, there is significant uncertainty around the depth and duration of the global recession and its impact on the demand for oil and gas.

The long-term positive outlook for the energy sector remains unchanged, though we believe 2009 will be a significant challenge for us and the rest of the industry. To date, the slowdown has been primarily isolated to the U.S. land-based gas drilling market, where activity levels have fallen in half during the past six months. Our oilfield operations are largely concentrated in markets outside North America, which are influenced by more-favorable crude oil fundamentals. Although we generated nearly 60 percent of last year's oilfield revenues in Latin America and the Eastern Hemisphere – we will, no doubt, experience a material reduction in overall business volumes associated with the slowdown in North American drilling activity.

We expect the downturn to be fairly short-lived, as the high rate at which natural gas reserves deplete today should serve to self-correct inventory oversupply issues and support improved commodity prices. In spite of our expectations, we believe it is necessary to take steps to right-size our operations to match the current business environment. We've reduced our global workforce by 10 percent and continue to monitor our personnel needs on a division-by-division and region-by-region basis. We've decreased production levels in our plants, eliminated outsourced manufacturing activities wherever possible and reduced vendor purchases in order to decrease our overall investment in inventories. Across our operations, we are focused on eliminating discretionary spending and significantly reducing our level of required capital investment in order to protect operating margins and maximize cash flow generation.

Even while we adjust our cost structure to match activity levels, we will continue our long-term strategy of developing new technologies and expanding our product and service capabilities. As in past cycles, our goal is to exit the downturn in a fundamentally stronger, long-term competitive position – one that enables us to profitably and advantageously grow our business.

Strengthening Our Financial Position

Last year, we generated record results for our shareholders. Our revenues totaled $10.8 billion and our net income increased to $767 million, or $3.68 per diluted share – 19 percent above the 2007 fiscal year. Consolidated revenues grew strongly over the prior year period, influenced by increased global activity levels and the addition of the W-H Energy operations.

Our balance sheet is solid and we expect it to get meaningfully better over the course of the current market downturn. Our working capital investment in receivables and inventory tends to drop significantly as business contracts, leading to rapid deleveraging of our balance sheet. In addition, our operations are not capital intensive and require minimal investment. As a result, Smith has one of the most favorable downside cash flow generation profiles in the oilfield services sector.

In the first quarter of 2009, we took several steps to strengthen our financial position and provide greater flexibility. We were successful refinancing $1.0 billion in bridge-loan borrowings associated with the W-H Energy acquisition with the proceeds from a public debt offering. The refinancing had no impact on our leverage – which currently stands at a very manageable level of 32 percent – and improved our debt repayment profile.

Revenues
(billions)


$7.3
$8.8
$10.8
2006
2007
2008

Earnings Per Share
(dollars)


$2.49
$3.20
$3.68
2006
2007
2008

Cash Flow Per Share*
(dollars)


$4.73
$6.01
$7.23
2006
2007
2008

* *Cash flow per share consists of earnings before interest, taxes, depreciation and amortization earned by the Company after reduction for minority partners' interest.*

We also negotiated a $525 million term-loan facility, which currently remains undrawn, and amended our bank agreements to increase our debt-to-capitalization financial covenants to 45 percent.

In the year ahead, we expect to use our substantial free cash flows and financial flexibility to accelerate the implementation of our long-term plans. We believe our balance sheet offers a solid foundation for our ongoing efforts to expand our business and generate shareholder value through organic growth, opportunistic acquisitions and/or share repurchases.

Appreciating Our People

Our people drive our success. Our innovative technologies, world-class products and services, and strong customer focus are a direct result of the talent, skill and commitment of our people. Even as our leadership team works to identify global opportunities and develop effective strategies, our people work at the local level to deliver value to our customers. In 2008 – as in years past – the approximately 25,000 employees of Smith made a difference and we appreciate their hard work.

At the end of last year, Doug Rock stepped down as Chief Executive Officer but agreed to continue to serve as the Chairman of the Board. Doug's contribution and service to Smith cannot be overstated. His day-to-day presence within our operations will be missed, but we look forward to his continued leadership and guidance.

In 2008, we also announced the appointment of Luiz Rodolfo Landim Machado to our Board of Directors. He brings years of relevant experience to our company from a distinguished career at Petróleo Brasileiro S.A. and his current leadership of OGX Petróleo e Gás Participações S.A. We look forward to working with Rodolfo for years to come as he helps us implement and enhance our strategic vision.

Striving to Deliver Long-Term Value to Each of Our Stakeholders

We have much to look forward to in the year ahead, even as we manage through tough economic conditions. Our growth strategies are well defined. Our expanded portfolio of technologies, products and services offers new opportunities to optimize performance for our customers. Our professional team has incredible depth of expertise and commitment. At the same time, we have a strong balance sheet, robust cash flows and the flexibility to match our resources to market demand.

Taken together, we believe these strengths will enable us to weather the challenges that lie ahead while simultaneously strengthening our overall competitive position. We remain bullish on the long-term outlook for our business and look forward to delivering value to each of our stakeholders – customers, employees and stockholders – in the year ahead.

John Yearwood
Chief Executive Officer, President and Chief Operating Officer

Margaret K. Dorman
Executive Vice President, Chief Financial Officer and Treasurer

Capital Expenditures, Net
(millions)


$273
$311
$370
2006
2007
2008

Debt-to-Total Capitalization
(percent)


27.2%
20.9%
32.4%
2006
2007
2008

Full-Time Personnel
(year-end)


17,377
19,865
25,709
2006
2007
2008


Q&A

Q&A with John Yearwood

John Yearwood became Chief Executive Officer, President and Chief Operating Officer of Smith International on January 1, 2009. John has served for two years on Smith's Board of Directors and joined the Smith management team in August 2008. Previously John spent 26 years with Schlumberger Ltd. During his time with Schlumberger John was part of the team that put together the M-I SWACO joint venture and represented Schlumberger on the M-I SWACO Management Committee from 1999 to 2004. Here are John's responses to questions about Smith, its strategies and its future.

What about Smith has made the biggest impression on you in the six months you've been on the management team?

I've been most impressed by the strong people-oriented culture at Smith. There are great opportunities for employees to grow along with Smith and as a result, people often spend their entire careers here. There is a real family spirit. It shows in a number of ways. For example, employees give generously of their time and money to help other employees in need. That family spirit extends to our customers. You can see it when Smith employees go the extra mile to meet customer needs.

What has surprised you the most?

I think it's the amount of technical innovation involved in drilling products, especially bits. About 80 percent of the diamond drill bits we sell were designed in the last two years. We want to use the innovation model that's in place with IDEAS® – our design software for custom drill bits that simulates drilling performance under specific operating conditions – and i-DRILL® – our drilling optimization technology – to optimize the drilling assembly from rig floor to bit. I have also been surprised by the outstanding growth, and future growth potential of M-I SWACO in the area of environmental solutions and wellbore assurance.

Do you expect to make any significant changes to Smith's strategic direction?

No. I have been on Smith's Board of Directors for two years and I am very comfortable with the company's strategies and direction. Smith has always focused on meeting customer needs with best-in-class products and services. Over the past two years and especially with the acquisition of W-H Energy, we have built or acquired most of the capabilities we need to deliver performance-driven services to our customers – services that can deliver significant improvements in drilling and production operations. That's the direction Smith is headed and I think it holds tremendous potential.

What is your long-term vision for Smith and how does the strategic combination with W-H Energy Services play into that vision?

I see us complementing our product-centric focus with the development of performance-driven services in drilling and eventually in wellbore completions. Combining the W-H Energy family with Smith is very important in that it adds critical technologies and talented professionals who are experienced in the technology-driven field of directional drilling, measurement-while-drilling and logging-while-drilling. Taken together with Smith's outstanding technologies and people, we now have a more complete set of tools, technologies and skills to apply towards the development of a comprehensive drilling optimization service for our customers. I think of it this way: before we were selling spoons, knives and forks. Now with W-H, we have the ability to continue to offer the individual product while also providing a complete dinner set.

Will the current economic downturn delay your progress in achieving that vision?

I don't think so. The downturn actually enables us to fine-tune our integration of W-H Energy. That's difficult to do when you're running flat-out to meet demand. We'll also manage our operations through the downturn by carefully matching resources to activities. Our operations generate significant cash flow so we are well positioned to take advantage of any opportunities that may emerge to further build our capabilities. During a downturn, customers demand reliability and performance, two deliverables for which Smith is globally recognized. Far from delaying our progress toward our vision, we believe the market downturn may in fact create opportunities for Smith.

How will you measure success going forward?

I'll judge our success by the percentage of our sales coming from higher value-added services and new innovations. Smith should be at the cutting edge of applying the best technologies to deliver greater value for our customers and for our shareholders. Ultimately the most important measure of our success is customer satisfaction. I would love to see each of our businesses ranked number one for customer satisfaction as M-I SWACO, Smith Technologies and Wilson have been over the years.

What would you like people to know about Smith?

That Smith is a company that cares. We care about our employees and their safety. We care about our customers and their success. We also care about our environment. I'm very proud of the environmental solutions that M-I SWACO provides that enable customers to drill in super-sensitive environments. We care about the communities where we do business. In every Smith location, our employees are active in their local communities – supporting schools, nonprofits and helping those in need. I think that best symbolizes the kind of company we are and that's what I'd like people to know and appreciate about Smith.



Performance Enhanced with Innovative Solutions for Our Customers

Experience and Expertise

PathFinder field engineers, directional drillers and support staff have the experience and expertise to help customers reach target zones quickly and effectively. In Lafayette, Louisiana at the Real-Time Operations Support Center, the PathFinder team monitors rig data and provides field engineering support to customers on their directional drilling operations.

COMPLETING OUR DOWNHOLE OFFERINGS

When we closed our strategic combination with W-H Energy Services last year, we added a number of complementary services to our downhole offerings. Among these is PathFinder Energy Services, a leader in the North American directional drilling market – one of the oilfield service industry's fastest growing product segments.

PathFinder offers world-class directional drilling services, logging-while-drilling and measurement-while-drilling services and downhole drilling motors. The PathFinder team of highly skilled field engineers, directional drillers and support staff analyzes the tool data output and ultimately it's their expertise that enables operators to reach their targets more quickly and cost-effectively. Beyond directional drilling, we gained new products and services such as rental tools, cased-hole wireline, coiled tubing and other related products and services. Many of these businesses are leaders in their markets.

Our strategy going forward is to accelerate growth in all W-H businesses, which today are largely focused in the U.S. market. We expect to grow revenues in regions outside of North America through a disciplined expansion that leverages Smith's existing infrastructure and local market knowledge. We also expect to expand sales in North America by developing



tools and technologies to fill gaps in our existing portfolio. For example, in directional drilling, we can develop additional tool sizes to address the U.S. deepwater drilling market, which is not currently served by PathFinder.

The strategic combination of W-H Energy with Smith creates a stronger oilfield services franchise with a diversified and balanced revenue stream. Going forward, the combination offers the potential for accelerated growth from existing services. It also creates exciting new opportunities to offer technology-based services that can optimize the entire drilling assembly from rig floor to bit.

DIRECTIONAL DRILLING



Directional drilling is the process of drilling an angled wellbore through a reservoir or formation, rather than a vertical wellbore, as a means of reaching the production target. It has traditionally been used in offshore drilling to enable operators to reach multiple formations from one drilling platform. In recent years, the use of directional drilling has expanded dramatically to increase production in formerly unprofitable formations on land, such as shale reservoirs. Horizontal drilling allows an increased area of contact within a production zone and has been highly successful in developing reserves in shale formations.


MI SWACO

Custom Planning and Design

M-I SWACO engineers find the best approach to help customers safely manage waste volumes and achieve their environmental performance standards. With the diversity of available technologies and customer requirements, custom planning and design are critical to finding an optimal solution.

ENABLING ENVIRONMENTALLY FRIENDLY OIL AND GAS PRODUCTION

Many in the oil and gas industry know M-I SWACO as the global leader in drilling fluids. But, M-I SWACO has also developed a dominant position in some high-growth markets, such as wellbore productivity and environmental solutions, which now make up 40 percent of its business.

Global calls for environmental protection and preservation grow louder and more urgent. M-I SWACO has always offered innovative environmental solutions to help customers manage waste volumes generated in their operations. In a number of offshore and land-based drilling operations, environmental regulations prohibit waste discharge. We provide a broad range of customized environmental solutions along with highly experienced personnel to assist customers in addressing their waste management needs.

For example, our thermal desorption remediation technologies utilize safe and efficient processes for recovering valuable base oil and minimizing waste generated in drilling operations. And, in the offshore environment, M-I SWACO is providing ways to handle large volumes of drill solids that must be transported to shore for remediation and safe disposal. The CLEANCUT™ process provides a proven method for containing and transporting drill cuttings within a totally enclosed environment. This process promotes both the health and safety of personnel and eliminates environmental exposure to contaminated wastes.

Providing Opportunities to Protect and Preserve the Environment



ENVIRONMENTALLY AWARE



Before any M-I SWACO product receives approval for use, we make sure its components are thoroughly understood. We operate specialized laboratories where our environmental specialists conduct exhaustive tests for toxicity, biodegradation, recyclability, reuse and more. Our environmental emphasis and expertise are guiding forces behind our portfolio of environmental solutions. As we examine ways to enhance our customers' drilling and completion performance, we are also discovering ways to benefit the environment.

Additionally, M-I SWACO has the expertise and global presence to help customers manage the residual oily waste and sludge generated during the production phase of oil and gas development activities. Our mechanical and chemical process solutions are often unique, based on waste-specific compositions and characteristics. Effective production waste management eliminates a liability for the operator and allows reclamation of residual oil products and, more importantly, the environment.

Protecting and preserving the environment is a business imperative for the oil and gas industry. M-I SWACO has the innovative solutions to meet this growing challenge.



Blending Technologies to Transform Drilling Performance Optimization Capabilities

Value-Creating Solutions

In challenging drilling applications, operators expect their suppliers to deliver solutions that cut costs, reduce risk and maximize production. With a comprehensive portfolio of products and services and leading-edge technologies, Smith can deliver value-creating solutions that enhance our customers' drilling and completion performance.

MODELING FROM RIG FLOOR TO BIT WITH INNOVATIVE TECHNOLOGIES

When oil and gas prices are high, technology plays a key role in helping find and produce the energy necessary to keep up with growing global demand. Today, in an environment of dramatically lower commodity prices, technology is also the key to success, providing the vehicle for achieving cost reductions and drilling efficiency essential to maintain the economic viability of many programs.

Innovative Smith technologies including IDEAS® – an interactive tool that represents a breakthrough in predicting how the bit will behave as part of the total drilling system – and i-DRILL® – an advanced dynamic drilling simulation service – help deliver superior performance and solutions in the simplest vertical hole to the most complex directional and rotary steerable applications. With the addition of W-H's complementary product technologies, Smith is better positioned to offer drilling optimization services that can dramatically improve drilling performance and reduce the uncertainty in many of our customers' drilling projects.

Together, these technologies allow engineers to accurately model, analyze and predict the performance and behavior of the entire drilling assembly, identifying the potential changes that can be made to eliminate inefficient and damaging drilling performance. The highly accurate simulations enable customers to


PERFORMANCE SIMULATION
Max Mmt-Z
(klbf-in)
170.00
-236.99
Torque(klbf-in)

i-DRILL's ability to accurately simulate the downhole behavior of the drill bit, each component of the bottom hole assembly and the drill string results in the identification of root causes of inefficient and damaging drilling behavior without exposing the operator to unnecessary risk.

choose the optimum solution, confident that the predicted performance will be duplicated in the actual drilling application.

We are excited about the transformational opportunities that we believe we can create through the combination of Smith and W-H Energy technologies. We look forward to leveraging our technological expertise to create even greater value for our customers.

Delivering Record-Setting Growth with Outstanding Customer Service





Shipping 190 Items Per Minute

In its La Porte, Texas Distribution Center, Wilson ships more than 3.4 million pieces per month and holds an inventory of 90,000 SKUs in 450,000 square feet. Thanks to the efforts of its more than 200 employees, the Distribution Center is able to provide access to customers on a 24/7 basis.

EXPANDING DISTRIBUTION SERVICES TO BETTER MEET DEMAND

With locations strategically positioned near customers, a focus on outstanding customer service and a wide variety of integrated supply and inventory-management programs, Wilson continues to profitably expand its distribution business worldwide.

In the United States, Wilson concentrated resources near unconventional drilling operations in the Barnett Shale and Haynesville Shale in the south and Marcellus Shale in Pennsylvania to better meet growing customer demand. With programs ranging from fully integrated supply management, e-business and project management assistance to safety services, Wilson has also been able to increase sales in other markets including downstream energy and regions outside North America.

Wilson employees and management are focused on operational excellence, with a strong safety and quality culture. The La Porte, Texas Distribution Center completed 2008 without a reportable accident. In every Wilson location, safety is a leading value of the organization. The Distribution Center is ISO 9000:2000 certified and operating procedures in the branch locations are consistent with ISO certification. In addition, Wilson performs supplier site audits and commissions third-party lab tests of select products to ensure all quality standards are met. As a leader in operational excellence, Wilson also collaborates on logistics and supply chain studies with universities such as Texas A&M and Penn State.


2008 WHOLESALER OF THE YEAR
SUPPLY HOUSE TIMES
DECEMBER 2008
2008 WHOLESALER OF THE YEAR
WILSON
Interview With Rinnai's New G.M. Phil Weeks
Product Preview
PLUMBING - PVF - HYDRONICS - HVAC
WWW.SUPPLYHT.COM
A bnp PUBLICATION

In its December 2008 issue, *Supply House Times* magazine named Wilson its 2008 Wholesaler of the Year. Wilson's philosophy of putting decision-making responsibility close to the customer gives branch locations the power to determine and meet customer needs. The Wilson team conducts regular customer satisfaction surveys and recognizes employees for exceeding customer expectations in service and product quality. As a result, Wilson stands out for delivering excellent customer service and earning well-deserved recognition from its peers.

Most importantly, Wilson employees continually work to deliver outstanding service to customers in every transaction. Teams apply Lean and Six Sigma methodologies to streamline processes and eliminate non-value-added work. Improvements in customer service over the past year have led to share gains in important market segments such as the U.S. petrochemical industry.

Going forward, Wilson has the capabilities to continue to deliver excellent performance – capabilities that include world-class facilities, integrated supply programs and, most importantly, a team of people dedicated to excellent customer service.


SMITH
SII
LISTED
NYSE
APRIL
23
WEDNESDAY
SMITH

On April 23, 2008, Smith management and members of the Board of Directors participated in The Closing Bell® ceremonies to commemorate 40 years of trading on the New York Stock Exchange. NYSE-listed SII joined the Exchange on February 26, 1968.

Financial Review

Selected Financial Data

For the Years Ended December 31,	2008	2007	2006	2005	2004 [a]
(In thousands, except per share data)					
Statements of Operations Data:					
Revenues	**$10,770,838**	$8,764,330	$7,333,559	$5,579,003	$4,419,015
Gross profit	**3,428,916**	2,855,657	2,344,271	1,685,138	1,351,939
Operating income	**1,642,412**	1,369,797	1,080,081	670,561	438,764
Net income	**767,284**	647,051	502,006	302,305	182,451
Earnings per share – diluted basis [b]	**3.68**	3.20	2.49	1.48	0.89
Balance Sheet Data:					
Total assets	**$10,816,224**	$6,061,880	$5,335,475	$4,059,914	$3,506,778
Long-term debt	**1,440,525**	845,624	800,928	610,857	387,798
Total stockholders' equity	**4,549,339**	2,594,897	1,986,937	1,578,505	1,400,811
Cash dividends declared per common share [c]	**0.48**	0.40	0.32	0.24	–

The Selected Financial Data above should be read together with the Notes to Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this Annual Report in order to understand factors, such as business combinations completed during 2008, 2007 and 2006, and unusual items, which may affect the comparability of the Selected Financial Data.

[a] *The 2004 results include a $31.4 million, or $0.10 per share, litigation-related charge associated with a patent infringement suit.*

[b] *The 2004 results have been restated for the impact of a two-for-one stock dividend distributed on August 24, 2005.*

[c] *In February 2005, the Company's Board of Directors approved a regular quarterly cash dividend program. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company's dividend program.*

Management's Discussion and Analysis

General

The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" is provided to assist readers in understanding the Company's financial performance during the periods presented and significant trends which may impact the future performance of the Company. This discussion should be read in conjunction with the Consolidated Financial Statements of the Company and the related notes thereto included elsewhere in this Annual Report. This discussion includes forward-looking statements that are subject to risks and uncertainties.

Company Products and Operations

The Company is a leading global provider of premium products and services used during the drilling, completion and production phases of oil and natural gas development activities. In August 2008, we broadened our capabilities in key drilling and completion-related product technologies with the acquisition of W-H Energy Services, Inc. ("W-H"). We provide a comprehensive line of technologically-advanced products and engineering services, including drilling and completion fluid systems, solids-control and separation equipment, waste-management services, three-cone and diamond drill bits, borehole enlargement services, tubulars, directional systems, measurement-while-drilling and logging-while-drilling services, coiled tubing, cased-hole wireline and other complementary downhole tools and services. The Company also offers supply-chain management solutions through an extensive North American branch network providing pipe, valves and fittings as well as mill, safety and other maintenance products.

The Company's operations are driven principally by the level of exploration and production ("E&P") spending in major energy-producing regions around the world and the depth and complexity of these projects. Although E&P spending is significantly influenced by the market price of oil and natural gas, it may also be affected by supply and demand fundamentals, finding and development costs, decline and depletion rates, political actions and uncertainties, environmental concerns, the financial condition of independent E&P companies and the overall level of global economic growth and activity. In addition, approximately six percent of the Company's consolidated revenues relate to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely impacted by the general condition of the U.S. economy.

Capital investment by energy companies is largely divided into two markets, which vary greatly in terms of primary business drivers and associated volatility levels. North American drilling activity is primarily influenced by natural gas fundamentals, with three-quarters of the current rig count focused on natural gas finding and development activities. Conversely, drilling in areas outside of North America is more dependent on crude oil fundamentals, which influence approximately 80 percent of international drilling activity. Historically, business in markets outside of North America has proved to be less volatile as the high cost E&P programs in these regions are generally undertaken by major oil companies, consortiums and national oil companies as part of a longer-term strategic development plan. Although 55 percent of the Company's consolidated revenues were generated in North America during 2008, Smith's profitability was influenced by business levels in markets outside of North America. The Distribution segment, which accounts for approximately one-fourth of consolidated revenues and primarily supports a North American customer base, serves to distort the geographic revenue mix of the Company's oilfield operations. Excluding the impact of the Distribution segment, approximately 60 percent of the Company's revenues were generated in markets outside of North America during 2008.

Finally, over the past few years, a number of factors have driven an increase in the importance of national oil companies ("NOCs") in the global energy industry. NOCs currently control approximately 80 percent of world oil reserves and account for nearly three-quarters of production. As we look forward, NOCs and their governments will likely have more control over the pace and the manner in which oil and gas resources are developed – which could have implications for Smith and other oilfield service industry participants. We believe we have been successful in developing strong business relationships with NOCs, which contribute a sizable portion of our revenues.

Business Outlook

The Company's 2009 results will be influenced by an anticipated 25 to 30 percent reduction in average worldwide drilling activity attributable to the significant economic slowdown and the ongoing weakness in global credit markets. We believe the impact of lower activity levels will be partially offset by the addition of the acquired W-H business lines and the concentration of our oilfield business base in markets outside North America, areas which tend to be more stable from an oil and gas investment standpoint. The majority of the year-over-year rig count decline is expected to occur in the United States where drilling activity is currently 34 percent below the average level reported in 2008 and will likely decline further in the coming months.

The decrease in U.S. drilling activity is attributable to the lower number of land-based programs, which are generally more sensitive to commodity prices. Customer spending in most international markets, which is primarily driven by oil-directed activities, has not been significantly impacted to date. Although the long-term outlook for the energy sector is favorable due to supply and demand fundamentals, the current state of the world economies could lead to further weakness in exploration and production spending levels – further reducing demand for the Company's products and services and adversely impacting future results.

Management's Discussion and Analysis

Results of Operations

Segment Discussion

Our business is segregated into three operating divisions, M-I SWACO, Smith Oilfield and Distribution, which is the basis upon which we report our results. The M-I SWACO segment consists of a majority-owned drilling fluid and environmental services joint venture operation. The Smith Oilfield segment is comprised of our wholly-owned drilling and completion services operations, which includes drill bits, directional drilling services and downhole tools. The Distribution segment consists of the Wilson distribution operations and a majority-owned interest in CE Franklin Ltd., a publicly-traded Canadian distribution company. Finally, general corporate primarily reflects expenses related to corporate personnel, administrative support functions and long-term incentive compensation programs.

For the Years Ended December 31,	2008		2007		2006	
(Dollars in thousands, except commodity prices)						
Financial Data	Amount	%	Amount	%	Amount	%
Revenues:						
M-I SWACO	$ 5,183,335	48	$4,422,408	50	$3,573,395	49
Smith Oilfield	2,848,804	26	2,210,161	26	1,814,343	24
Distribution	2,738,699	26	2,131,761	24	1,945,821	27
Total	$10,770,838	100	$8,764,330	100	$7,333,559	100
Geographic Revenues:						
United States:						
M-I SWACO	$ 1,295,477	12	$1,172,448	13	$1,079,441	15
Smith Oilfield	1,685,624	16	1,223,833	14	930,556	12
Distribution	2,099,609	19	1,571,525	18	1,374,732	19
Total United States	5,080,710	47	3,967,806	45	3,384,729	46
Canada:						
M-I SWACO	178,814	2	181,249	2	225,084	3
Smith Oilfield	159,215	1	157,443	2	179,037	2
Distribution	513,069	5	432,738	5	487,167	7
Total Canada	851,098	8	771,430	9	891,288	12
Non-North America:						
M-I SWACO	3,709,044	35	3,068,711	35	2,268,870	31
Smith Oilfield	1,003,965	9	828,885	10	704,750	10
Distribution	126,021	1	127,498	1	83,922	1
Total Non-North America	4,839,030	45	4,025,094	46	3,057,542	42
Total Revenues	$10,770,838	100	$8,764,330	100	$7,333,559	100
Operating Income:						
M-I SWACO	$ 839,647	16	$ 729,412	17	$ 553,304	16
Smith Oilfield	746,826	26	619,038	28	495,301	27
Distribution	180,178	7	97,154	5	104,730	5
General corporate	(124,239)	*	(75,807)	*	(73,254)	*
Total	$ 1,642,412	15	$1,369,797	16	$1,080,081	15
Market Data						
Average Worldwide Rig Count: [a]						
United States	2,101	45	1,961	46	1,901	47
Canada	328	7	311	7	413	10
Non-North America	2,258	48	2,009	47	1,747	43
Total	4,687	100	4,281	100	4,061	100
Onshore	4,096	87	3,719	87	3,523	87
Offshore	591	13	562	13	538	13
Total	4,687	100	4,281	100	4,061	100
Average Commodity Prices:						
Crude Oil ($/Bbl) [b]	$ 99.75		$ 72.36		$ 66.25	
Natural Gas ($/mcf) [c]	8.89		7.12		6.98	

[a] *Source: M-I SWACO.*
[b] *Average daily West Texas Intermediate ("WTI") spot closing prices, as quoted by NYMEX.*
[c] *Average daily Henry Hub, Louisiana spot closing prices, as quoted by NYMEX.*
* *not meaningful*

M-I SWACO Segment

Revenues

M-I SWACO primarily provides drilling and completion fluid systems and engineering and technical services to the oil and gas industry. Additionally, these operations provide oilfield production chemicals and manufacture and market equipment and services used for solids control, particle separation, pressure control, rig instrumentation and waste management. M-I SWACO is significantly influenced by its exposure to the global offshore market, which constitutes approximately 50 percent of the revenue base, and to exploration and production spending for land-based projects outside of North America, which contributes approximately 30 percent of the division's revenues. Offshore drilling programs, which accounted for 13 percent of the worldwide rig count in 2008, are generally more revenue intensive than land-based projects due to the complex nature of the related drilling environment. For the year ended December 31, 2008, M-I SWACO reported revenues of $5.2 billion, an increase of 17 percent over the amounts reported in the 2007 fiscal year. Approximately two-thirds of the revenue improvement was attributable to growth in Eastern Hemisphere markets. The increase largely reflects a 27 percent increase in onshore business volumes, influenced by increased customer activity in the Former Soviet Union ("FSU"), and higher offshore spending in West Africa and the North Sea markets. Western Hemisphere revenues grew 15 percent above the prior year level due to the impact of new land-based contract awards in Mexico and higher customer spending associated with unconventional U.S. land-based drilling projects. For the year ended December 31, 2007, M-I SWACO reported revenues of $4.4 billion, an increase of 24 percent over the amounts reported in the 2006 fiscal year. Three-quarters of the revenue improvement was attributable to growth in Eastern Hemisphere markets, largely reflecting a 40 percent increase in offshore business volumes related to new contract awards and increased customer activity in the North Sea, Middle East/Asia and West Africa regions. Western Hemisphere revenues grew 13 percent above the prior year level due to the impact of new land-based contract awards in Mexico and higher customer spending in the deepwater markets of the United States and Brazil.

Operating Income

Operating income for the M-I SWACO segment was $839.6 million, or 16.2 percent of revenues for the year ended December 31, 2008. Operating profit increased $110.2 million over the prior year; however, as a percentage of revenue margins were 30 basis points below the comparable prior year period. On an absolute dollar basis, the incremental gross profit associated with the growth in global business volumes was partially offset by higher variable-based operating expenses. Several factors contributed to the operating margin performance, including the impact of a shift in business mix towards lower-relative margin, land-based programs which resulted in a lower proportion of premium drilling fluid revenues. For the year ended December 31, 2007, M-I SWACO's operating income totaled $729.4 million, or 16.5 percent of revenues. Operating margins were 1.0 percentage point above the 2006 fiscal year, reflecting incremental operating margins of 21 percent. The period-to-period improvement was primarily influenced by expansion in the segment's gross profit margins, attributable to increased business volumes and a favorable product shift associated with higher relative growth experienced in the offshore market. On an absolute dollar basis, fiscal 2007 operating income increased $176.1 million over the prior year, largely attributable to the impact of higher revenue volumes on reported gross profit, partially offset by growth in variable-based operating expenses associated with the expanding business base.

Smith Oilfield Segment

Revenues

The Smith Oilfield segment provides three-cone and diamond drill bits, tubulars, borehole enlargement tools, drill motors, directional drilling, measurement-while-drilling, and logging-while-drilling services, as well as completions, coiled tubing, cased-hole wireline and drilling related services. Approximately two-thirds of the segment's business base is concentrated in North America, driven in part by the significance of increased unconventional drilling projects in the U.S. land-based market and the complexity of drilling projects – which drives demand for a wider range of product offerings. For the year ended December 31, 2008, Smith Oilfield's revenues totaled $2.8 billion, a 29 percent improvement over the comparable prior year period. The majority of the year-on-year revenue growth related to the addition of the W-H operations in August 2008. Excluding the impact of the acquired operations, Smith Oilfield revenues grew six percent above the prior year level influenced by strong demand for drill bit products in key geographic markets, including the United States, Brazil and the FSU region. For the year ended

Management's Discussion and Analysis

December 31, 2007, Smith Oilfield reported revenues of $2.2 billion, a 22 percent improvement over the comparable prior year period. Approximately three-quarters of the year-over-year revenue growth was concentrated in the U.S. market as strong demand for additional rigs and related drilling equipment contributed to 56 percent growth in premium tubular products and drill pipe business volumes. To a lesser extent, improved diamond bit rental volumes and increased market penetration for three-cone products in the United States also contributed to the year-over-year revenue variance.

Operating Income

Operating income for the Smith Oilfield segment was $746.8 million, or 26.2 percent of revenues, for the year ended December 31, 2008. The segment's operating margins were 1.8 percentage points below the prior year level, reflecting incremental operating margins of 20 percent. The addition of W-H's operations, which carry lower margins on a comparative basis accounted for the margin decline. For the year ended December 31, 2007, Smith Oilfield's operating income totaled $619.0 million, or 28.0 percent of revenues. The segment operating margins were 70 basis points above the prior year level, reflecting incremental operating margins of 31 percent. The period-to-period operating margin increase was influenced by improved business volumes and pricing initiatives, which contributed to growth in the underlying gross profit margins.

Distribution Segment

Revenues

The Distribution segment markets pipe, valves, fittings and mill, safety and other maintenance products to energy and industrial markets, primarily through an extensive network of supply branches in the United States and Canada. The segment has the most significant North American revenue exposure of any of the Company's operations with 95 percent of fiscal 2008 revenues generated in those markets. Moreover, approximately one-fourth of the segment's revenues relate to sales to the downstream energy sector, including petrochemical plants and refineries, whose spending is largely influenced by the general state of the U.S. economic environment. Additionally, certain customers in this sector utilize petroleum products as a base material and, accordingly, are impacted by crude oil and natural gas prices.

For the year ended December 31, 2008, the Distribution segment reported revenues of $2.7 billion, 29 percent above the 2007 fiscal year. The majority of the revenue growth was attributable to increased demand for line pipe and other operating supplies associated with unconventional onshore drilling projects and pipeline expansion projects in the United States. For the year ended December 31, 2007, the Distribution segment reported revenues of $2.1 billion, 10 percent above the 2006 fiscal year. The revenue growth was reported by the energy operations, influenced by higher U.S. drilling activity levels and increased line pipe project spending. The impact of lower Canadian business volumes during 2007, related to the corresponding decline in drilling activity levels, was substantially offset by project-related spending in Europe/Africa.

Operating Income

Operating income for the Distribution segment in fiscal 2008 was $180.2 million, or 6.6 percent of revenues. Distribution operating margins improved 2.0 percentage points, reflecting improved business volumes and product pricing related to line pipe expansion projects in the energy sector. On an absolute dollar basis, operating income was $83.0 million above the prior year period reflecting higher revenue volumes and improved gross profit levels, partially offset by growth in operating expenses to support the expanded business base. Operating income for the Distribution segment in fiscal 2007 was $97.2 million, or 4.6 percent of revenues. Segment operating margins deteriorated 80 basis points, reflecting the impact on gross profit of an increased proportion of line pipe and international project business volumes, which carry relatively lower margins, and the influence of the year-over-year decline in Canadian drilling activity levels. On an absolute dollar basis, operating income was $7.5 million below the amount reported in 2006, largely due to the impact of the unfavorable business mix on gross profit and higher variable-based operating expenses.

Consolidated Discussion

For the periods indicated, the following table summarizes the consolidated results of operations of the Company and presents these results as a percentage of total revenues:

For the Years Ended December 31,	2008		2007		2006	
(Dollars in thousands)	Amount	%	Amount	%	Amount	%
Revenues	$10,770,838	100	$8,764,330	100	$7,333,559	100
Gross profit	3,428,916	32	2,855,657	33	2,344,271	32
Selling, general and administrative expenses	1,786,504	17	1,485,860	17	1,264,190	17
Operating income	1,642,412	15	1,369,797	16	1,080,081	15
Interest expense	89,765	1	69,990	1	62,967	1
Interest income	(3,374)	–	(4,068)	–	(2,982)	–
Income before income taxes and minority interests	1,556,021	14	1,303,875	15	1,020,096	14
Income tax provision	505,892	4	408,471	5	326,674	4
Minority interests	282,845	3	248,353	3	191,416	3
Net income	$ 767,284	7	$ 647,051	7	$ 502,006	7

2008 versus 2007

Consolidated revenues totaled $10.8 billion for the year ended December 31, 2008, representing a 23 percent increase over amounts reported in the prior year. Excluding the impact of incremental revenues associated with the W-H transaction, base-business levels increased 17 percent over the prior year period. The base-business improvement primarily reflects higher drilling and completion fluid volumes to support the eight percent growth in global land-based drilling activity and, to a lesser extent, increased demand for line pipe and other operating supplies associated with unconventional onshore drilling projects and pipeline expansion projects in the United States.

Gross profit increased to $3.4 billion in the 2008 fiscal year, reflecting a 20 percent improvement over the prior year's results. Gross profit margins declined approximately 80 basis points as compared to the 2007 fiscal year influenced, in part, by the lower proportion of offshore revenues which impacted sales volumes of premium drilling fluids. On an absolute dollar basis, gross profit increased $573.3 million over the prior year impacted by growth in overall business volumes and, to a lesser extent, incremental profitability associated with the acquired W-H business operations.

Selling, general and administrative expenses totaled $1.8 billion, a 20 percent increase over the amounts reported in the prior fiscal year. As a percentage of revenues, operating expenses declined approximately 40 basis points reflecting improved fixed cost coverage across sales and administrative functions. Higher variable-related costs associated with the expansion in base-business volumes and, to a lesser extent, operating expenses attributable to the acquired W-H business operations contributed to the reported expense growth.

Net interest expense, which represents interest expense less interest income, equaled $86.4 million for the 2008 fiscal year. The $20.5 million year-over-year reported increase in interest reflects borrowings required to fund the W-H acquisition and, to a lesser extent, increased working capital investment. The impact of the higher incremental borrowings on interest expense was partially offset by the substantial decline in short-term Eurodollar interest rates experienced during fiscal 2008.

Management's Discussion and Analysis

Income tax expense totaled $505.9 million for the year ended December 31, 2008, reflecting an effective tax rate of 32.5 percent. Excluding the impact of non-recurring tax benefits recognized during the prior fiscal year, the Company's effective rate increased approximately 60 basis points. Net of non-recurring items, the increase was influenced by the W-H acquisition which resulted in a modest shift in the geographic mix of earnings towards a higher relative-rate tax jurisdiction. The effective tax rate was lower than the U.S. statutory rate due to the impact of M-I SWACO's U.S. partnership earnings for which the minority partner is directly responsible for its related income taxes. The Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interest expense reflects the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interest expense totaled $282.8 million in 2008, a $34.5 million increase above the amount reported in the prior year period, primarily associated with improved profitability levels in the M-I SWACO joint venture.

2007 versus 2006

Consolidated revenues increased to $8.8 billion for the year ended December 31, 2007, 20 percent above the prior year. Oilfield business volumes contributed more than 85 percent of the revenue increase – influenced by significant growth in offshore business volumes outside North America and the impact of new land-based contracts in Latin America and the Former Soviet Union. To a lesser extent, the year-over-year revenue expansion reflects higher demand for tubular and drill bit products in the United States.

Gross profit totaled $2.9 billion, or 33 percent of revenues, 60 basis points above the gross profit margins generated in the 2006 fiscal year. The results reflect improved oilfield business margins and, to a lesser extent, an increased proportion of oilfield revenues, which generate higher comparable margins. On an absolute dollar basis, gross profit was $511.4 million, or 22 percent, above the prior year primarily reflecting the increased sales volumes in the oilfield operations.

Selling, general and administrative expenses increased $221.7 million from the amount reported in 2006; however, as a percentage of revenues decreased 30 basis points. Improved fixed cost coverage in the general and administrative functions accounted for the operating expense percentage decline. The majority of the absolute dollar increase was attributable to variable-related costs associated with the improved business volumes, including increased investment in personnel and infrastructure.

Net interest expense, which represents interest expense less interest income, totaled $65.9 million in 2007. Net interest expense increased $5.9 million from the prior year, influenced by the inclusion of certain acquisition-related borrowings in the latter half of 2006.

The effective tax rate approximated 31 percent, approximately 70 basis points below the prior year level. The favorable comparison to the 2006 effective rate, as well as the U.S. statutory rate, was influenced by the higher proportion of M-I SWACO's U.S. partnership earnings and lower state income tax accrual rates. Based on the structure of M-I SWACO's U.S. operations, the minority partner is directly responsible for taxes on its share of U.S. partnership earnings. Accordingly, the Company properly consolidates the pretax income related to the minority partner's share of U.S. partnership earnings but excludes the related tax provision.

Minority interest expense reflects the portion of the results of majority-owned operations which are applicable to the minority interest partners. Minority interest expense totaled $248.4 million in 2007, a $56.9 million increase from the prior year. The year-over-year increase primarily reflects the improved profitability levels in the M-I SWACO joint venture.

Liquidity and Capital Resources

General

At December 31, 2008, cash and cash equivalents equaled $162.5 million. During 2008, the Company generated $665.1 million of cash flows from operations which is comparable with the amount reported in 2007. On a year-over-year basis, the higher level of working capital investment required to support growth in the Company's base-business operations offset the reported improvement in profitability levels and various other operating cash flow contributors.

In 2008, cash flows used in investing activities totaled $2.0 billion, consisting of amounts required to fund acquisitions and, to a lesser extent, capital expenditures. Acquisition funding, which primarily related to the purchase of the W-H operations, resulted in cash outflows of $1.7 billion in 2008. The Company also invested $369.8 million in property, plant and equipment, net of cash proceeds arising from certain asset disposals.

Projected net capital expenditures for 2009 are expected to range between $325 and $350 million, slightly below the spending levels reported for 2008. A significant portion of the planned capital investment relates to rental tool additions for our recently acquired directional drilling operations to support geographic expansion efforts outside the United States. To a lesser extent, the forecasted expenditures relate to routine property and equipment additions to support the Company's business operations and maintain the existing capital equipment base.

Cash flows provided by financing activities totaled $1.4 billion in 2008. Cash flows from operations were not sufficient to fund acquisitions and other investing activities, resulting in incremental borrowings of $1.6 billion. The incremental cash requirements of the Company were funded with proceeds from new bridge and term loan facilities totaling $2.0 billion.

The Company's primary internal source of liquidity is cash flow generated from operations. Cash flow generated from operations is primarily influenced by the level of worldwide drilling activity, which affects profitability levels and working capital requirements. Capacity under revolving credit agreements is also available, if necessary, to fund operating or investing activities. As of December 31, 2008, the Company had $260.0 million drawn and $4.5 million of letters of credit issued under various U.S. revolving credit facilities, resulting in $170.5 million of capacity available for future operating or investing needs. The Company also has revolving credit facilities in place outside of the United States, which are generally used to finance local operating needs. At the end of fiscal 2008, the Company had available borrowing capacity of $116.0 million under the non-U.S. borrowing facilities.

The Company's external sources of liquidity include debt and equity financing in the public capital markets, if needed. The Company carries an investment-grade credit rating with recognized rating agencies, generally providing the Company with access to debt markets. The Company's overall borrowing capacity is, in part, dependent on maintaining compliance with financial covenants under the various credit agreements. As of December 31, 2008, the Company was within the covenant compliance thresholds under its various loan indentures, as amended, providing the ability to access available borrowing capacity. Management believes internally-generated cash flow combined with capacity available under existing credit facilities will be sufficient to finance capital expenditures and working capital needs of the existing operations for the foreseeable future. However, the $1.0 billion bridge loan facility used to fund the W-H acquisition will likely be refinanced in the bank and/or public debt markets prior to the August 19, 2009 termination date.

Management continues to evaluate opportunities to acquire products and businesses complementary to the Company's operations. In addition to potential external acquisition candidates, our M-I SWACO partner can offer to sell us their entire ownership interest in the venture in exchange for a specified cash purchase price. Under the terms of the joint venture, we are provided the same sale rights. In the event a partner's offer to sell is not accepted, the offering party is obligated to purchase the other party's interest at the same relative valuation.

Additional acquisitions, if they arise, may involve the use of cash or, depending upon the size and terms of the acquisition, may require debt or equity financing.

The Company makes regular quarterly distributions under a dividend program. The current annual payout under the program of approximately $106 million is expected to be funded with future cash flows from operations and, if necessary, amounts available under existing credit facilities. The level of future dividend payments will be at the discretion of the Company's Board of Directors and will depend upon the Company's financial condition, earnings, cash flows, compliance with certain debt covenants and other relevant factors.

The Company's Board of Directors has authorized a share repurchase program that allows for the repurchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors. As of December 31, 2008, the Company had 15.2 million shares remaining under the current authorization. Future repurchases under the program may be executed from time to time in the open market or in privately negotiated transactions and will be funded with cash flows from operations or amounts available under existing credit facilities.

The Company believes it has sufficient existing manufacturing capacity to meet current demand for its products and services. Additionally, inflation has had a moderate impact on the Company's financial results in the three most recent fiscal years, with the Company experiencing escalation in wages, transportation costs and, to some extent, steel, petrochemical and other commodity prices during 2008. Based on the current global economic outlook, management believes wages and other costs that impact our businesses will be relatively stable for the foreseeable future.

Management's Discussion and Analysis

The Company has not engaged in off-balance sheet financing arrangements through special purpose entities, and the consolidation of the Company's minority ownership positions would not result in an increase in reported leverage ratios. The Company has no contractual arrangements in place that could result in the issuance of additional shares of the Company's common stock at a future date other than the Company's stock-based compensation program, which is discussed in Note 1, "Summary of Significant Accounting Policies," and Note 14, "Long-Term Incentive Compensation."

Contractual Obligations, Commitments and Contingencies

Contractual Obligations

The following table summarizes the Company's debt maturities, estimated interest on fixed rate long-term debt and future minimum payments under non-cancelable operating leases having initial terms in excess of one year as of December 31, 2008:

	Amount of Commitment Expiration per Period			
	Debt Maturities	Interest on Fixed Rate Long-Term Debt	Operating Lease Commitments	Total
(In thousands)				
Less than 1 year	$1,366,296	$ 31,350	$ 85,472	$1,483,118
1-3 years	1,165,721	71,775	110,006	1,347,502
4-5 years	–	33,000	61,359	94,359
More than 5 years	274,804	24,750	117,438	416,992
Total	$2,806,821	$160,875	$374,275	$3,341,971

Amounts related to commitments under capital lease agreements, purchase obligations and other long-term liabilities reflected in the accompanying consolidated balance sheet, including pension and other postretirement obligations, have been excluded from the above table due to immateriality.

Moreover, the required disclosure related to the Company's $56.3 million of liabilities associated with uncertain tax positions has been omitted from the above table. Due to the complex application of tax regulations, combined with our inability to predict when tax audits in various jurisdictions may be concluded, the Company is unable to reasonably estimate the timing of cash settlements, if any, related to its uncertain tax positions.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $22 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $217 million of standby letters of credit and bid, performance and surety bonds at December 31, 2008. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

The Company is a defendant in various legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Critical Accounting Policies and Estimates

The discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The Company evaluates its estimates on an on-going basis, based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following describes significant judgments and estimates used in the preparation of its consolidated financial statements:

Allowance for Doubtful Accounts. The Company extends credit to customers and other parties in the normal course of business. Management regularly reviews outstanding receivables and provides for estimated losses through an allowance for doubtful accounts. In evaluating the level of established reserves, management makes judgments regarding the parties' ability to make required payments, economic events and other factors. As the financial condition of these parties change, circumstances develop or additional information becomes available, adjustments to the allowance for doubtful accounts may be required.

Inventory Reserves. The Company has made significant investments in inventory to service its customers around the world. On a routine basis, the Company uses judgments in determining the level of reserves required to state inventory at the lower of cost or market. Management's estimates are primarily influenced by technological innovations, market fundamentals and the physical condition of products. Changes in these or other factors may result in adjustments to the carrying value of inventory.

Goodwill. The Company has made a number of business acquisitions which has resulted in the recording of a material amount of goodwill. Under Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," the Company is required to perform an annual goodwill impairment evaluation, which is largely influenced by future cash flow projections. Estimating future cash flows of the Company's operations requires management to make judgments about future operating results and working capital requirements. Changes in cash flow assumptions or other factors that negatively impact the fair value of the operations would influence the evaluation and may result in the determination that a portion of the goodwill is impaired when the annual analysis is performed.

Self-Insurance. The Company maintains insurance coverage for various aspects of its business and operations. The Company retains a portion of losses that occur through the use of deductibles and retentions under self-insurance programs. Management regularly reviews estimates of reported and unreported claims and provides for losses through insurance reserves. As claims develop and additional information becomes available, adjustments to loss reserves may be required.

Income Taxes. Deferred tax assets and liabilities are recognized for differences between the book basis and tax basis of the net assets of the Company. In providing for deferred taxes, management considers current tax regulations, estimates of future taxable income and available tax planning strategies. In certain cases, management has established reserves to reduce deferred tax assets to estimated realizable value. If tax regulations, operating results or the ability to implement tax planning strategies vary, adjustments to the carrying value of deferred tax assets and liabilities may be required. The Company recognizes tax benefits related to uncertain tax positions when, based on technical merits, it is more likely than not the respective positions will be sustained on examination by the taxing authorities. Adjustments to the recorded liabilities for uncertain tax positions may be required pursuant to the ultimate settlement of an income tax audit, the refinement of an estimate in light of changes to any facts or circumstances, or the expiration of a statute of limitations.

Management's Discussion and Analysis

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") that are adopted by the Company as of the specified effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes accounting and disclosure requirements for business combinations including the recognition and measurement of assets acquired, liabilities assumed, and any noncontrolling ownership interest purchased in a transaction. SFAS 141(R) also sets forth new guidance regarding the treatment of transaction-related costs and establishes additional disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. The provisions of SFAS 141(R) are effective as of January 1, 2009 and were adopted by the Company as of that date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") which addresses the accounting and disclosure requirements for subsidiaries which are not wholly-owned. Under SFAS 160, the Company will be required to classify the minority interest liability reflected in the accompanying consolidated balance sheet as a component of stockholders' equity. Moreover, the Company will be required to present net income attributable to the Company and the minority partners' ownership interest separately on the consolidated statement of operations. The provisions of SFAS 160 are effective as of January 1, 2009 and were adopted by the Company as of that date.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities – as amended" ("SFAS 133"), to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective as of January 1, 2009 and were adopted by the Company as of that date.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk primarily associated with changes in interest rates and foreign exchange rates and enters into various hedging transactions to mitigate these risks. The Company does not use financial instruments for trading or speculative purposes. See Note 9, "Financial Instruments," to the Consolidated Financial Statements for additional discussion of hedging instruments.

The Company's exposure to interest rate changes is managed through the use of a combination of fixed and floating rate debt and by entering into interest rate contracts, from time to time, on a portion of its long-term borrowings. As of December 31, 2008, the Company had one interest rate contract outstanding in the notional amount of $77 million, which provided an average fixed rate of 6.2 percent. There were no outstanding interest rate contracts for the year ended December 31, 2007. At December 31, 2008 and 2007, 80 percent and 50 percent, respectively, of the Company's total debt carried a variable interest rate. A significant portion of our borrowings at December 31, 2008 relate to a $1 billion floating-rate bridge loan used to finance the W-H acquisition. The outstanding balance will likely be refinanced, in whole or in part, with a fixed-rate public debt issuance prior to the facility's August 19, 2009 termination date. Management believes that it will be able to manage its remaining exposure to variable-rate debt instruments, if required, with interest rate contracts. Accordingly, significant interest rate changes are not expected to have a material near-term impact on the Company's future earnings or cash flows.

The Company's exposure to changes in foreign exchange rates is managed primarily through the use of forward exchange contracts. These contracts increase or decrease in value as foreign exchange rates change, to protect the value of the underlying transactions denominated in foreign currencies. All currency contracts are components of the Company's hedging program and are entered into for the sole purpose of hedging an existing or anticipated currency exposure. The gains and losses on these contracts offset changes in the value of the related exposures. The terms of these contracts generally do not exceed two years. As of December 31, 2008, the notional amounts of fair value and cash flow hedge contracts outstanding totaled $235.5 million and $13.2 million, respectively, and the fair value was less than the notional amount of these contracts by $10.8 million. As of December 31, 2007, the notional amount of fair value hedge contracts and cash flow hedge contracts outstanding were $110.3 million and $12.7 million, respectively, and the fair value was less than the notional amount of these contracts by $0.8 million. In some areas, where hedging is not cost effective, the Company addresses foreign currency exposure utilizing working capital management.

The Company utilizes a "Value-at-Risk" ("VAR") model to determine the maximum potential one-day loss in the fair value of its foreign exchange sensitive financial instruments. The VAR model estimates were made assuming normal market conditions and a 95 percent confidence level. The Company's VAR computations are based on the historical price movements in various currencies (a "historical" simulation) during the year. The model includes all of the Company's foreign exchange derivative contracts. Anticipated transactions, firm commitments and assets and liabilities denominated in foreign currencies, which certain of these instruments are intended to hedge, were excluded from the model. The VAR model is a risk analysis tool and does not purport to represent actual losses in fair value that will be incurred by the Company, nor does it consider the potential effect of favorable changes in market factors. The estimated maximum potential one-day loss in fair value of currency sensitive instruments, calculated using the VAR model, was not material to the Company's financial position or results of operations.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the Section 21E of the Securities Exchange Act of 1934, as amended, concerning, among other things, our outlook, financial projections and business strategies, all of which are subject to risks, uncertainties and assumptions. These forward-looking statements are identified by their use of terms such as "anticipate," "believe," "could," "estimate," "expect," "project" and similar terms. These statements are based on certain assumptions and analyses that we believe are appropriate under the circumstances. Such statements are subject to, among other things, general economic and business conditions, the level of oil and natural gas exploration and development activities, global economic growth and activity, political stability of oil-producing countries, finding and development costs of operations, decline and depletion rates for oil and natural gas wells, seasonal weather conditions, industry conditions, and changes in laws or regulations, many of which are beyond the control of the Company. Should one or more of these risks or uncertainties materialize, or should the assumptions prove incorrect, actual results may differ materially from those expected, estimated or projected. Management believes these forward-looking statements are reasonable. However, you should not place undue reliance on these forward-looking statements, which are based only on our current expectations. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to publicly update or revise any of them in light of new information, future events or otherwise. With this in mind, you should consider the risk factors discussed in the Company's Annual Report on Form 10-K and other documents we file with the Securities and Exchange Commission from time to time.

Management's Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as defined in Rule 13a – 15(f) under the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable, not absolute, assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance with respect to financial statement preparation and presentation.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management believes that the Company's internal control over financial reporting was effective as of December 31, 2008.

For purposes of evaluating internal controls over financial reporting, management determined that the internal controls of W-H Energy Services, Inc. ("W-H"), of which Smith acquired in August 2008, would be excluded from the internal control assessment as of December 31, 2008, due to the timing of the closing of the acquisition and as permitted by the rules and regulations of the Securities and Exchange Commission. The W-H operations provide key drilling-related product technologies, including directional drilling, measurement-while-drilling and logging-while-drilling services. For the year ended December 31, 2008, W-H contributed approximately five percent of total revenues and three percent of net income of the Company.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by Deloitte & Touche LLP, the independent registered public accounting firm who also audited the Company's consolidated financial statements. The Deloitte & Touche LLP audit report on the effectiveness of the Company's internal control over financial reporting appears on page 31 of this Annual Report.

Doug Rock
Chairman of the Board

John Yearwood
Chief Executive Officer,
President and Chief Operating Officer

Margaret K. Dorman
Executive Vice President,
Chief Financial Officer and Treasurer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Smith International, Inc.
Houston, Texas

We have audited the internal control over financial reporting of Smith International, Inc. and subsidiaries (the "Company") as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As described in Management's Report on Internal Control Over Financial Reporting, management excluded from its assessment the internal control over financial reporting at W-H Energy Services, Inc. ("W-H"), which was acquired during August 2008, and contributed approximately five percent of total revenues and three percent of net income of the consolidated statement of operations amounts for the year ended December 31, 2008. Accordingly, our audit did not include the internal control over financial reporting at W-H. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated February 27, 2009 expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's adoption of a new accounting standard.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Smith International, Inc.
Houston, Texas

We have audited the accompanying consolidated balance sheets of Smith International, Inc. and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of operations, stockholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Smith International, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Financial Accounting Standards Board Interpretation ("FASB") No. 48, "Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109," on January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
February 27, 2009

Consolidated Statements of Operations

For the Years Ended December 31,	2008	2007	2006
(In thousands, except per share data)			
Revenues:			
Oilfield operations	$ 8,032,139	$6,632,569	$5,387,738
Distribution operations	2,738,699	2,131,761	1,945,821
Total revenues	10,770,838	8,764,330	7,333,559
Costs and expenses:			
Cost of oilfield revenues	5,069,274	4,119,137	3,378,281
Cost of distribution revenues	2,272,648	1,789,536	1,611,007
Selling, general and administrative expenses	1,786,504	1,485,860	1,264,190
Total costs and expenses	9,128,426	7,394,533	6,253,478
Operating income	1,642,412	1,369,797	1,080,081
Interest expense	89,765	69,990	62,967
Interest income	(3,374)	(4,068)	(2,982)
Income before income taxes and minority interests	1,556,021	1,303,875	1,020,096
Income tax provision	505,892	408,471	326,674
Minority interests	282,845	248,353	191,416
Net income	$ 767,284	$ 647,051	$ 502,006
Earnings per share:			
Basic	$ 3.70	$ 3.23	$ 2.51
Diluted	3.68	3.20	2.49
Weighted average shares outstanding:			
Basic	207,400	200,244	200,252
Diluted	208,727	201,947	202,008

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

December 31,	2008	2007
(In thousands, except par value data)		
Assets		
Current Assets:		
Cash and cash equivalents	$ 162,508	$ 158,267
Receivables, net (Note 1)	2,253,477	1,750,561
Inventories, net	2,367,166	1,658,172
Deferred tax assets, net	81,834	46,220
Prepaid expenses and other	221,399	114,515
Total current assets	5,086,384	3,727,735
Property, plant and equipment, net	1,844,036	1,105,880
Goodwill, net	3,016,425	896,442
Other intangible assets, net	637,450	128,359
Other assets	231,929	203,464
Total assets	$10,816,224	$6,061,880
Liabilities and Stockholders' Equity		
Current Liabilities:		
Short-term borrowings and current portion of long-term debt	$ 1,366,296	$ 139,481
Accounts payable	979,000	655,413
Accrued payroll costs	178,040	153,453
Income taxes payable	92,922	80,181
Other	317,174	144,772
Total current liabilities	2,933,432	1,173,300
Long-term debt	1,440,525	845,624
Deferred tax liabilities	428,986	160,244
Other long-term liabilities	152,972	157,042
Minority interests	1,310,970	1,130,773
Commitments and contingencies (Note 16)		
Stockholders' Equity:		
Preferred stock, $1 par value; 5,000 shares authorized; no shares issued or outstanding in 2008 or 2007	–	–
Common stock, $1 par value; 250,000 shares authorized; 236,726 shares issued in 2008 (217,586 shares issued in 2007)	236,726	217,586
Additional paid-in capital	1,975,102	533,429
Retained earnings	2,885,792	2,219,224
Accumulated other comprehensive income (loss)	(73,833)	67,840
Less – Treasury securities, at cost; 17,616 common shares in 2008 (16,825 common shares in 2007)	(474,448)	(443,182)
Total stockholders' equity	4,549,339	2,594,897
Total liabilities and stockholders' equity	$10,816,224	$6,061,880

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended December 31,	2008	2007	2006
(In thousands)			
Cash flows from operating activities:			
Net income	$ 767,284	$ 647,051	$ 502,006
Adjustments to reconcile net income to net cash provided by operating activities, excluding the net effects of acquisitions:			
Minority interests	282,845	248,353	191,416
Depreciation and amortization	263,443	193,296	150,384
Increase in LIFO inventory reserves	95,591	22,712	18,942
Share-based compensation expense	43,443	34,239	27,280
Loss on interest rate derivative contract	29,881	–	–
Deferred income tax provision	3,734	22,265	3,737
Provision for losses on receivables	9,795	5,082	7,578
Foreign currency translation losses	7,509	4,059	3,376
Gain on disposal of property, plant and equipment	(36,792)	(21,133)	(18,893)
Equity earnings, net of dividends received	(10,352)	(17,170)	(9,247)
Gain on sale of operations	–	(1,534)	(6,473)
Changes in operating assets and liabilities:			
Receivables	(307,002)	(154,355)	(364,834)
Inventories	(792,224)	(202,436)	(412,748)
Accounts payable	294,218	(9,760)	161,111
Other current assets and liabilities	62,893	(58,262)	48,975
Other non-current assets and liabilities	(49,123)	(23,920)	(24,126)
Net cash provided by operating activities	665,143	688,487	278,484
Cash flows from investing activities:			
Acquisition-related payments, net of cash acquired	(1,670,987)	(53,452)	(226,727)
Purchases of property, plant and equipment	(442,885)	(355,821)	(308,470)
Proceeds from disposal of property, plant and equipment	73,111	45,045	35,743
Other	–	16,655	28,530
Net cash used in investing activities	(2,040,761)	(347,573)	(470,924)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	1,178,418	146,847	803,635
Principal payments of long-term debt	(606,712)	(272,676)	(426,557)
Proceeds from short-term bridge loan	1,000,000	–	–
Net change in short-term borrowings	(16,151)	22,302	(30,299)
Debt issuance costs	–	–	(4,744)
Purchases of common stock under Repurchase Program	(21,499)	(83,529)	(102,894)
Payment of common stock dividends	(94,557)	(76,026)	(60,074)
Excess tax benefit from share-based compensation	3,376	27,271	8,724
Net proceeds related to long-term incentive awards	(856)	18,101	20,393
Distributions to minority interest partner	(55,187)	(48,097)	–
Net cash provided by (used in) financing activities	1,386,832	(265,807)	208,184
Effect of exchange rate changes on cash	(6,973)	2,781	2,092
Increase in cash and cash equivalents	4,241	77,888	17,836
Cash and cash equivalents at beginning of year	158,267	80,379	62,543
Cash and cash equivalents at end of year	$ 162,508	$ 158,267	$ 80,379
Supplemental disclosures of cash flow information:			
Cash paid for interest	$ 86,310	$ 74,536	$ 62,161
Cash paid for income taxes	419,994	384,145	291,981
Supplemental disclosures of non-cash transactions:			
Shares issued in W-H transaction	$ 1,403,617	$ –	$ –

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity and Comprehensive Income

For the Years Ended December 31, 2008, 2007 and 2006

(In thousands, except share data)	Common Stock Number of Shares	Common Stock Amount
Balance, January 1, 2006	213,269,704	$213,270
Net income	–	–
Currency translation adjustments	–	–
Changes in fair value of derivatives	–	–
Changes in pension and other postretirement benefits	–	–
Comprehensive income	–	–
Impact of SFAS 158 adoption (Note 13)	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,376,213	1,376
Vesting of restricted stock	300,834	301
Share-based compensation	–	–
Balance, December 31, 2006	214,946,751	214,947
Net income	–	–
Currency translation adjustments	–	–
Changes in fair value of derivatives	–	–
Changes in pension and other postretirement benefits	–	–
Comprehensive income	–	–
Impact of FIN 48 adoption (Note 1)	–	–
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	1,790,706	1,790
Vesting of restricted stock	848,760	849
Share-based compensation	–	–
Balance, December 31, 2007	217,586,217	217,586
Net income	–	–
Currency translation adjustments	–	–
Changes in fair value of derivatives	–	–
Changes in pension and other postretirement benefits	–	–
Comprehensive income	–	–
Shares issued in W-H acquisition	17,780,802	17,781
Purchases of common stock under Repurchase Program	–	–
Dividends declared	–	–
Exercise of stock options and non-employee equity awards	466,956	467
Vesting of restricted stock	891,816	892
Share-based compensation	–	–
Balance, December 31, 2008	236,725,791	$236,726

The accompanying notes are an integral part of these consolidated financial statements.

Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Securities Common Stock Number of Shares	Treasury Securities Common Stock Amount	Total Stockholders' Equity
$ 383,695	$1,215,483	$ 6,901	(12,300,928)	$(240,844)	$1,578,505
–	502,006	–	–	–	502,006
–	–	12,407	–	–	12,407
–	–	2,425	–	–	2,425
–	–	857	–	–	857
–	502,006	15,689	–	–	517,695
–	–	637	–	–	637
–	–	–	(2,656,987)	(102,894)	(102,894)
–	(64,009)	–	–	–	(64,009)
31,180	–	–	–	–	32,556
–	–	–	(73,163)	(3,134)	(2,833)
27,280	–	–	–	–	27,280
442,155	1,653,480	23,227	(15,031,078)	(346,872)	1,986,937
–	647,051	–	–	–	647,051
–	–	46,743	–	–	46,743
–	–	506	–	–	506
–	–	(2,636)	–	–	(2,636)
–	647,051	44,613	–	–	691,664
–	(1,191)	–	–	–	(1,191)
–	–	–	(1,570,300)	(83,529)	(83,529)
–	(80,116)	–	–	–	(80,116)
57,035	–	–	–	–	58,825
–	–	–	(223,892)	(12,781)	(11,932)
34,239	–	–	–	–	34,239
533,429	2,219,224	67,840	(16,825,270)	(443,182)	2,594,897
–	767,284	–	–	–	767,284
–	–	(96,533)	–	–	(96,533)
–	–	(43,244)	–	–	(43,244)
–	–	(1,896)	–	–	(1,896)
–	767,284	(141,673)	–	–	625,611
1,385,836	–	–	–	–	1,403,617
–	–	–	(535,000)	(21,499)	(21,499)
–	(100,716)	–	–	–	(100,716)
12,394	–	–	(44,495)	(3,614)	9,247
–	–	–	(210,747)	(6,153)	(5,261)
43,443	–	–	–	–	43,443
$1,975,102	$2,885,792	$ (73,833)	(17,615,512)	$(474,448)	$4,549,339

Notes to Consolidated Financial Statements

(All dollar amounts are expressed in thousands, unless otherwise noted)

1. Summary of Significant Accounting Policies

Basis of Presentation

Smith International, Inc. ("Smith" or the "Company") provides a wide range of products and services used during the drilling, completion and production phases of oil and natural gas development activities. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States and all applicable financial statement rules and regulations of the Securities and Exchange Commission. Management believes the consolidated financial statements present fairly the financial position, results of operations and cash flows of the Company as of the dates indicated.

The consolidated financial statements include the accounts of the Company and all wholly and majority-owned subsidiaries, after the elimination of all significant intercompany accounts and transactions. Investments in affiliates in which ownership interest ranges from 20 to 50 percent, and the Company exercises significant influence over operating and financial policies, are accounted for on the equity method. All other investments are carried at cost, which does not exceed the estimated net realizable value of such investments.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosed amounts of contingent assets and liabilities and the reported amounts of revenues and expenses. Management believes the most significant estimates and assumptions are associated with the valuation of accounts receivable, inventories, goodwill and deferred taxes as well as the determination of liabilities related to self-insurance programs. If the underlying estimates and assumptions, upon which the financial statements are based, change in future periods, actual amounts may differ from those included in the accompanying consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

The Company maintains an allowance for doubtful accounts to provide for receivables which may ultimately be uncollectible. Reserves are determined in light of a number of factors including customer specific conditions, economic events and the Company's historical loss experience. At December 31, 2008 and 2007, the allowance for doubtful accounts was $29.3 million and $17.3 million, respectively.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the average cost method for the majority of the Company's inventories; however, certain of the Company's U.S.-based inventories are valued utilizing the last-in, first-out ("LIFO") method. Inventory costs consist of materials, labor and factory overhead.

Property, Plant and Equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation. The cost of major renewals and betterments are capitalized if they extend the useful life of the asset, while expenditures for maintenance, repairs and minor improvements are charged to expense when incurred. A substantial portion of our rental tools are internally manufactured and reflect the capitalization of direct and indirect manufacturing costs. Internally manufactured tools are classified as inventory until completed, at which time the cost is included as a capital expenditure and the resulting asset is reclassified to property, plant and equipment. When individual assets are sold or retired, the remaining cost and related accumulated depreciation are removed from the accounts and the resulting gain or loss is included in the consolidated statement of operations.

Depreciation is generally provided by using the straight-line method over the estimated useful lives of the individual assets; however, for income tax purposes, accelerated methods of depreciation are used. The estimated useful lives used in computing depreciation generally range from 20 to 40 years for buildings, three to 25 years for machinery and equipment, and five to ten years for rental equipment. Leasehold improvements are amortized over the initial lease term or the estimated useful lives of the improvements, whichever is shorter. Depreciation expense for the years ended December 31, 2008, 2007 and 2006 was $226.7 million, $161.6 million and $129.6 million, respectively.

Goodwill and Other Intangible Assets

Goodwill represents the excess of cost over the fair value of net assets acquired while intangible assets reflect the value of patents, trademarks and other identifiable assets. Recorded goodwill and indefinite-lived intangible asset balances are not amortized but, instead, are regularly evaluated for impairment. Finite-lived intangible assets are amortized on a straight-line basis over the periods expected to be benefited, ranging from two to 27 years, or on a basis that reflects the pattern in which the economic benefit of the intangible assets are realized.

Evaluating Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If an evaluation is required, the estimated undiscounted future cash flows associated with the asset is compared to the asset's carrying value to determine if impairment exists.

Goodwill associated with each of the Company's reporting units is reviewed for impairment on an annual basis or more frequently if circumstances indicate that an impairment may exist. The annual goodwill impairment review, which is prepared during the first quarter of each calendar year, is largely influenced by projected future cash flows and, therefore, is significantly impacted by estimates and judgments.

Environmental Obligations

Expenditures for environmental obligations that relate to current operations are expensed or capitalized, as appropriate. Liabilities are recorded when environmental clean-up efforts are probable and their cost is reasonably estimated, and are adjusted as further information is obtained. Such estimates are based on currently enacted laws and regulations and are not discounted to present value.

Liabilities Related to Self-Insurance Programs

The Company is self-insured for certain casualty and employee medical insurance liabilities of its U.S. operations. Expenditures for casualty and medical claims are recorded when incurred after taking into consideration recoveries available under stop-loss insurance policies. Additionally, reserves are established to provide for the estimated cost of settling known claims as well as medical and casualty exposures projected to have been incurred but not yet reported.

Foreign Currency Translation and Transactions

For foreign subsidiaries which have designated the local currency as their functional currency, gains and losses resulting from balance sheet translation are included as a component of accumulated other comprehensive income (loss) within stockholders' equity. Gains and losses resulting from balance sheet translation of foreign operations where the U.S. dollar is designated as the functional currency are included in selling, general and administrative expenses in the consolidated statements of operations.

Gains and losses resulting from non-functional currency transactions are included in selling, general and administrative expenses in the consolidated statements of operations.

Derivative Financial Instruments

The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in currency exchange rates and interest rates. The Company utilizes derivative financial instruments such as foreign exchange contracts, foreign exchange options and interest rate contracts to mitigate or eliminate certain of those risks. The Company does not enter into derivative instruments for speculative purposes.

The Company records changes in fair market value related to fair value hedges, which includes foreign exchange contracts, to selling, general and administrative expenses in the consolidated statements of operations. Changes in value related to cash flow hedges, which includes foreign exchange contracts, foreign exchange options and interest rate contracts, are recorded in accumulated other comprehensive income (loss) and are recognized in the consolidated statement of operations when the hedged item affects earnings.

The Company's derivative financial instruments are carried at fair value, which is measured using the market approach valuation technique in accordance with Statement of Financial Accounting Standards ("SFAS") No. 157 "Fair Value Measurements" ("SFAS 157"). We determine the value of our derivative financial instruments using composite quotes obtained from market pricing services or, in certain cases, active-market quotes obtained from financial institutions. The fair value hierarchy established by SFAS 157 divides fair value measurement into three broad levels: Level One is comprised of active-market quoted prices for identical instruments; Level Two is comprised of market-based data obtained from independent sources; and Level Three is comprised of non-market based estimates which reflect the best judgment of the Company.

Income Taxes

The Company accounts for income taxes using an asset and liability approach for financial accounting and income tax reporting based on enacted tax rates. Deferred tax assets are reduced by a valuation allowance when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48") on January 1, 2007. This interpretation addresses the determination of whether tax benefits claimed, or expected to be claimed, on a tax return should be recorded in the financial statements. The Company recognizes the tax benefit from an uncertain tax position when, based on technical merits, it is more likely than not the position will be sustained on examination by the taxing authorities. In connection with the adoption of FIN 48, the Company was required to record an additional $1.2 million of tax liabilities, including related interest and penalties, with a corresponding reduction in stockholders' equity.

Notes to Consolidated Financial Statements

Revenue Recognition

Revenues in the accompanying consolidated financial statements are separated into our two major business lines to provide additional information for use in analyzing the Company's results. Generally, sales transactions are subject to contractual arrangements that specify price, general terms and conditions.

Transactions in our oilfield operations are primarily composed of rental and service revenues, but also include product and certain other revenues. Product revenues, net of applicable provisions for returns, are recognized when title and related risk of loss transfer to the customer and collectibility is reasonably assured. In most cases, title and risk transfer upon product delivery; however, certain products are provided on a consigned basis with title and risk transferring when products are consumed. Rental, service and other revenues are recorded when such services are performed and collectibility is reasonably assured. On a routine basis, our operating divisions provide multiple product and service offerings as part of a combined transaction. Service and rental revenues for these projects, which are of a short duration, are recognized when the project is complete.

Sales transactions in our distribution operations are primarily composed of product revenues. Distribution sales, net of applicable provisions for returns, are recognized when goods are delivered to the customer and collectibility is reasonably assured.

Minority Interests

The Company records minority interest expense which reflects the portion of the earnings of majority-owned operations which are applicable to the minority interest partners. The minority interest amount primarily represents the share of the M-I SWACO profits associated with the minority partner's 40 percent interest in those operations. To a lesser extent, minority interests include the portion of C.E. Franklin Ltd. and other joint venture earnings applicable to the respective minority shareholders.

Long-Term Incentive Compensation

The Company's Board of Directors and its stockholders have authorized a long-term incentive plan for the benefit of key employees. Although the Plan provides for the issuance of various stock-based awards, the Compensation Committee has elected to issue restricted stock units subsequent to December 31, 2005.

Restricted stock units are considered compensatory awards and compensation expense related to these units is recognized over the established vesting period in the accompanying consolidated financial statements.

Accounting for the stock option program was impacted by the mandatory adoption of SFAS No. 123R, "Share-Based Payment," ("SFAS 123R") on January 1, 2006. In connection with the implementation, the Company utilized the modified prospective method; and, accordingly, results for prior periods have not been restated. Under this method, compensation cost includes stock-based awards issued prior to but not vested as of December 31, 2005 and all units granted since the adoption of the standard.

Recent Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the FASB that are adopted by the Company as of the specified effective date.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) establishes accounting and disclosure requirements for business combinations including the recognition and measurement of assets acquired, liabilities assumed, and any noncontrolling ownership interest purchased in a transaction. SFAS 141(R) also sets forth new guidance regarding the treatment of transaction-related costs and establishes additional disclosure requirements that will enable users to evaluate the nature and financial effects of business combinations. The provisions of SFAS 141(R) are effective as of January 1, 2009 and were adopted by the Company as of that date.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51" ("SFAS 160") which addresses the accounting and disclosure requirements for subsidiaries which are not wholly-owned. Under SFAS 160, the Company will be required to classify the minority interest liability reflected in the accompanying consolidated balance sheet as a component of stockholders' equity. Moreover, the Company will be required to present net income attributable to the Company and the minority partners' ownership interest separately on the consolidated statement of operations. The provisions of SFAS 160 are effective as of January 1, 2009 and were adopted by the Company as of that date.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 161"). SFAS 161 amends and expands the disclosure requirements of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities – as amended" ("SFAS 133"), to provide enhanced disclosures about how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for under SFAS 133; and how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. The provisions of SFAS 161 are effective as of January 1, 2009 and were adopted by the Company as of that date.

Management believes the impact of other recently issued standards, which are not yet effective, will not have a material impact on the Company's consolidated financial position, results of operations or cash flows upon adoption.

2. Acquisitions

On August 25, 2008, Smith completed the acquisition of all of the outstanding equity interests in W-H Energy Services, Inc. ("W-H"), a Texas corporation. W-H is a leading provider of technologically-advanced drilling-related product offerings, including directional drilling, measurement-while-drilling and logging-while-drilling services. W-H also provides a broad range of products and services used by exploration and production companies to complete and produce wells, including coiled tubing services, cased-hole wireline and other related offerings. W-H's business operations are primarily concentrated in the United States.

In connection with the transaction, the Company issued 17.78 million common shares and paid $1.62 billion of cash to the former shareholders of W-H. The fair value of shares issued was determined using an average price of $78.94, which represents the Company's average closing stock price for the five-day period beginning two days before the announcement of the transaction. The purchase price consideration related to the W-H acquisition consists of the following:

Shares issued	$1,403,617
Cash paid, net	1,615,133
Consideration paid to former W-H equity holders	3,018,750
Acquired company transaction costs	12,874
	$3,031,624

The following table indicates the purchase price allocation to net assets acquired which was based on estimated fair values as of the acquisition date. The excess of the purchase price over the net assets acquired amounted to $2.10 billion and has been recorded as goodwill in the accompanying December 31, 2008 consolidated balance sheet. Based on the structure of the transaction, the majority of the goodwill related to the acquisition is not expected to be deductible for tax purposes.

Purchase price	$3,031,624
Receivables	276,978
Inventories	84,254
Prepaid and other current assets	148,546
Property, plant and equipment	597,526
Identifiable intangible assets	522,150
Other assets	2,749
Accounts payable and accrued liabilities	(73,735)
Other current liabilities	(105,659)
Long-term debt	(261,700)
Deferred income taxes	(259,741)
Other liabilities	(4,019)
Goodwill recorded	$2,104,275

In addition to the W-H transaction, the Company completed six other acquisitions in 2008 in exchange for aggregate cash consideration of $41.3 million and the assumption of certain liabilities. The consideration primarily relates to the purchase of Norwegian-based Innovar Engineering AS, a company providing wellbore completion tool technology, and Caspian Downhole Services, a Kazakhstan-based provider of rental tool, machine shop and inspection services. The excess of the purchase price over the estimated fair value of net assets acquired approximated $12.7 million and has been recorded as goodwill in the December 31, 2008 consolidated balance sheet. Based on the structure of the transactions, the majority of the goodwill related to the acquisitions are not expected to be deductible for tax purposes.

In certain situations, the Company negotiates transaction terms which provide for the payment of additional consideration if various financial and/or business objectives are met. In addition to the acquisition consideration discussed above, the Company paid $1.7 million of purchase consideration to settle obligations related to earn-out arrangements during 2008. The acquisition-related payments are reflected in the consolidated balance sheet as goodwill.

The acquisitions discussed above have been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since the date of acquisition. The purchase price allocations related to these acquisitions are based on preliminary information and are subject to change when additional data concerning final asset and liability valuations is obtained; however, material changes in the preliminary allocations are not anticipated by management.

Notes to Consolidated Financial Statements

During 2007, the Company completed five acquisitions in exchange for aggregate cash consideration of $39.9 million and the assumption of certain liabilities. These acquisitions have been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since the date of acquisition. The 2007 transactions primarily consist of the following:

> On May 16, 2007, the Company acquired D.S.I. Inspection Services, Inc. ("DSI") in exchange for cash consideration of approximately $16.7 million. DSI, based in the United States, is a provider of inspection, machine shop and other related services.

> On December 3, 2007, CE Franklin acquired the outstanding stock of Jen Supply Ltd. ("Jen Supply") in exchange for $12.4 million of cash and a $0.5 million note. Jen Supply, based in Alberta, Canada is an oilfield equipment distributor.

The excess of the purchase price over the estimated fair value of net assets acquired approximated $19.4 million, primarily pertaining to the DSI and Jen Supply transactions, and has been recorded as goodwill in the consolidated balance sheet. Based on the structure of the transactions, the majority of the goodwill related to the 2007 acquisitions is not deductible for tax purposes.

In addition to the acquisition consideration discussed above, the Company paid $13.5 million of purchase consideration to settle obligations related to earn-out arrangements during 2007. The acquisition-related payments are reflected in the consolidated balance sheet as goodwill.

During 2006, the Company completed seven acquisitions in exchange for aggregate cash consideration of $226.7 million and the assumption of certain liabilities. These acquisitions have been recorded using the purchase method of accounting and, accordingly, the acquired operations have been included in the results of operations since the date of acquisition. The 2006 transactions primarily consist of the following:

> On February 23, 2006, M-I SWACO acquired Epcon Offshore AS ("Epcon") in exchange for cash consideration of approximately $44.9 million. Epcon, based in Porsgrunn, Norway, is a global provider of proprietary water treatment technology designed to optimize the removal of hydrocarbons from water generated during the oil and gas production process.

> On August 3, 2006, M-I SWACO acquired Specialised Petroleum Services Group Limited ("SPS") in exchange for cash consideration of approximately $165.4 million. SPS, based in Aberdeen, Scotland, is a global provider of patented wellbore clean-up products and engineering services used to remove debris from the wellbore to facilitate improved well production.

The excess of the purchase price over the estimated fair value of the net assets acquired amounted to $129.3 million, which has been recorded as goodwill in the accompanying consolidated balance sheet. Based on the structure of the transactions, the majority of the goodwill related to the 2006 acquisitions is not deductible for tax purposes.

The following unaudited pro forma supplemental information presents consolidated results of operations as if the Company's significant current and prior year acquisitions had occurred on January 1, 2006. The unaudited pro forma data is based on historical information and does not include estimated cost savings; therefore, it does not purport to be indicative of the results of operations had the transaction occurred on the dates indicated or of future results for the combined entities:

	2008	2007	2006
(In thousands, except per share data)			
Revenues	$11,617,234	$9,861,637	$8,203,754
Net income	$ 828,162	$ 694,530	$ 519,659
Earnings per share:			
Basic	$ 3.78	$ 3.19	$ 2.38
Diluted	$ 3.76	$ 3.16	$ 2.36

The following schedule summarizes investing activities related to 2008, 2007 and 2006 acquisitions included in the consolidated statements of cash flows:

	2008	2007	2006
Fair value of tangible and identifiable intangible assets, net of cash acquired	$ 1,670,731	$26,185	$171,125
Goodwill acquired	2,116,943	19,422	129,278
Payments to former shareholders of businesses acquired	1,727	13,522	–
Total liabilities assumed	(714,797)	(5,677)	(73,676)
Fair value of shares issued	(1,403,617)	–	–
Cash paid for acquisitions, net of cash acquired	$ 1,670,987	$53,452	$226,727

3. Dispositions

From time to time, the Company divests of select business operations. During 2007, the Company completed the disposition of certain majority-owned venture operations in exchange for aggregate cash consideration of $16.7 million and eliminated related net assets, including $10.2 million of goodwill. Additionally, in fiscal 2006, the Company completed the disposition of its ownership interest in certain oilfield operations in exchange for aggregate cash consideration of $13.5 million.

These pre-tax gains on these transactions were not material to the periods presented and have been reflected as a reduction in selling, general and administrative expenses in the accompanying consolidated statements of operations.

4. Earnings Per Share

Basic earnings per share ("EPS") is computed using the weighted average number of common shares outstanding during the period. Diluted EPS gives effect to the potential dilution of earnings that could have occurred if additional shares were issued for stock option and restricted stock awards under the treasury stock method. For each of the periods presented, an immaterial number of outstanding stock-based awards were excluded from the computation of diluted EPS because they were anti-dilutive. The following schedule reconciles the income and shares used in the basic and diluted EPS computations:

	2008	2007	2006
(In thousands, except per share data)			
Net income	$767,284	$647,051	$502,006
Weighted average number of common shares outstanding	207,400	200,244	200,252
Basic EPS	$ 3.70	$ 3.23	$ 2.51
Net income	$767,284	$647,051	$502,006
Weighted average number of common shares outstanding	207,400	200,244	200,252
Dilutive effect of stock options and restricted stock units	1,327	1,703	1,756
	208,727	201,947	202,008
Diluted EPS	$ 3.68	$ 3.20	$ 2.49

5. Inventories

Inventories consist of the following at December 31:

	2008	2007
Raw materials	$ 190,790	$ 139,218
Work-in-process	202,019	173,836
Finished goods	2,186,203	1,461,373
	2,579,012	1,774,427
Reserves to state certain U.S. inventories (FIFO cost of $1,044,345 and $611,062 in 2008 and 2007, respectively) on a LIFO basis	(211,846)	(116,255)
	$2,367,166	$1,658,172

For the years ended December 31, 2008 and 2007, the Company recorded additional LIFO reserves of $95.6 million and $22.7 million, respectively. The increases primarily reflect the higher cost of steel and alloy products purchased in the Distribution segment and, to a lesser extent, modest cost inflation experienced in the Smith Oilfield manufacturing operations.

Notes to Consolidated Financial Statements

6. Property, Plant and Equipment

Property, plant and equipment consist of the following at December 31:

	2008	2007
Land and improvements	$ 77,463	$ 62,546
Buildings	322,569	235,545
Machinery and equipment	1,048,821	880,562
Rental tools	1,292,796	726,333
	2,741,649	1,904,986
Less – Accumulated depreciation	(897,613)	(799,106)
	$1,844,036	$1,105,880

7. Goodwill and Other Intangible Assets

Goodwill

The following table presents goodwill on a segment basis as of the dates indicated, as well as changes in the account during the period shown. Consolidated beginning and ending goodwill balances are presented net of accumulated amortization of $53.6 million.

	M-I SWACO	Smith Oilfield	Distribution	Consolidated
Balance as of December 31, 2006	$683,900	$ 143,096	$40,651	$ 867,647
Goodwill acquired	4,422	4,833	10,167	19,422
Goodwill related to disposed operations	–	(10,197)	–	(10,197)
Purchase price and other adjustments	18,843	–	727	19,570
Balance as of December 31, 2007	707,165	137,732	51,545	896,442
Goodwill acquired	5,771	2,111,172	–	2,116,943
Purchase price and other adjustments	1,727	1,771	(458)	3,040
Balance as of December 31, 2008	$714,663	$2,250,675	$51,087	$3,016,425

Other Intangible Assets

The components of other intangible assets at December 31 are as follows:

	2008			2007			
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net	Weighted Average Amortization Period
							(Years)
Patents	$426,772	$ 52,175	$374,597	$112,485	$35,190	$ 77,295	13.7
Trademarks [(a)]	205,031	3,764	201,267	9,331	3,135	6,196	17.4
License agreements	32,416	17,311	15,105	31,688	14,204	17,484	10.9
Non-compete agreements	37,928	23,122	14,806	27,373	17,897	9,476	5.0
Customer relationships and contracts	58,438	26,763	31,675	34,603	16,695	17,908	6.6
	$760,585	$123,135	$637,450	$215,480	$87,121	$128,359	12.8

[(a)] *Included within the gross carrying amount of trademarks is $195.7 million, of indefinite-lived assets. The corresponding weighted average amortization period reflects the weighting of finite-lived trademarks.*

Intangible amortization expense totaled $36.0 million, $31.3 million and $20.3 million for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization expense is expected to approximate $52 million for fiscal year 2009 and is anticipated to range between $34 million and $48 million per year for the 2010 - 2013 fiscal years.

8. Debt

The following summarizes the Company's outstanding debt at December 31:

	2008	2007
Current:		
Short-term borrowings	$1,096,443	$111,609
Current portion of long-term debt	269,853	27,872
Short-term borrowings and current portion of long-term debt	$1,366,296	$139,481
Long-Term:		
Notes:		
6.0% Senior Notes maturing June 2016 with an effective interest rate of 6.11%. Interest payable semi-annually (presented net of unamortized discount of $231 and $262 in 2008 and 2007, respectively)	$ 274,769	$274,738
6.75% Senior Notes maturing February 2011 with an effective interest rate of 6.83%. Interest payable semi-annually (presented net of unamortized discount of $131 and $249 in 2008 and 2007, respectively)	219,869	219,751
Bank revolvers payable:		
$275 million revolving note expiring May 2010. Interest payable quarterly at base rate (3.25% at December 31, 2008) or Eurodollar rate, as defined (1.58% at December 31, 2008) and described below	260,000	245,000
M-I SWACO $125 million revolving note expiring May 2010. Interest payable quarterly at base rate or Eurodollar rate, as defined and described below	–	–
Term loans:		
$1.0 billion term loan payable to a syndicate of financial institutions. Principal due in semi-annual installments of $125.0 million through June 2012. Interest payable at Eurodollar rate of LIBOR plus 70 basis points (3.52% at December 31, 2008)	875,000	–
M-I SWACO £80 million term loan payable to a financial institution. Principal due in semi-annual installments of £6.7 million through December 2012. Interest payable at Eurocurrency rate of LIBOR plus 35 basis points (6.51% at December 31, 2008)	77,456	133,235
Other	3,284	772
	1,710,378	873,496
Less – Current portion of long-term debt	(269,853)	(27,872)
Long-term debt	$1,440,525	$845,624

Principal payments of long-term debt for years subsequent to 2009 are as follows:

2010	$ 532,081
2011	489,277
2012	144,363
2013	–
Thereafter	274,804
	$1,440,525

Short-term borrowings at December 31, 2008 primarily consist of a bridge loan used to fund the W-H transaction which is described below. Borrowings under the bridge loan facility, which matures on August 19, 2009, carried a weighted-average interest rate of 2.76 percent at December 31, 2008.

Notes to Consolidated Financial Statements

Additionally, current indebtedness includes amounts outstanding under lines of credit and short-term notes. Certain subsidiaries of the Company have unsecured credit facilities with non-U.S. financial institutions aggregating $183.2 million with $116.1 million of additional borrowing capacity available under these facilities at December 31, 2008. These borrowings had a weighted average interest rate of 12.4 percent and 6.6 percent at December 31, 2008 and 2007, respectively.

In addition to the credit facilities discussed above, the Company has a $400 million unsecured revolving credit facility provided by a syndicate of eight financial institutions under which M-I SWACO can utilize up to $125 million. The revolving credit agreement allows for the election of interest at a base rate, or a Eurodollar rate ranging from LIBOR plus 40 to 50 basis points depending on the borrowing levels drawn under the facility. The agreement also requires the payment of a quarterly commitment fee of 10 basis points on the unutilized portion of the facility and compliance with certain customary covenants, including a 40 percent debt-to-total capitalization limitation.

In August 2008, the Company entered into a credit agreement consisting of a multi-year unsecured term loan facility of $1.0 billion and a 364-day unsecured bridge loan facility of $1.0 billion with a syndicate of five financial institutions. The credit agreement allows for the election of interest at a base rate, or a Eurodollar rate of LIBOR plus 70 basis points, and contains customary covenants, including a 40 percent debt-to-total capitalization limitation. Borrowings under the credit facility can be prepaid, in whole or in part, without penalty; however, upon the occurrence of certain events, mandatory prepayments are required.

The 6.0 percent and 6.75 percent Senior Notes (the "Public Notes") are unsecured obligations of the Company issued under an Indenture dated September 8, 1997. The Indenture contains no financial covenants, nor any restrictions related to the payment of cash dividends to common stockholders. The Company's Public Notes are redeemable by the Company, in whole or in part, at any time prior to maturity at a redemption price equal to accrued interest plus the greater of the principal amount or the present value of the remaining principal and interest payments.

Borrowings under the M-I SWACO £80 million term loan are unsecured and require compliance with certain customary covenants, including debt-to-total capitalization and debt-to-EBITDA limitations. The term loan can be prepaid, in whole or in part, without penalty subject to required notice periods and compliance with minimum prepayment amounts.

The Company was in compliance with its loan covenants under the various loan indentures, as amended, at December 31, 2008.

9. Financial Instruments

The nature of the Company's business activities involves the management of various financial and market risks, including those related to changes in foreign currency and interest rates. The Company will utilize derivative financial instruments to mitigate or eliminate certain of those risks.

Foreign Exchange Derivative Instruments

As of December 31, 2008, the notional amounts of fair value and cash flow hedge contracts outstanding totaled $235.5 million and $13.2 million, respectively. As of December 31, 2007, the notional amounts of fair value and cash flow hedge contracts outstanding totaled $110.3 million and $12.7 million, respectively.

For derivative instruments that qualify as a fair value hedge, realized and unrealized gains and losses are recognized currently through earnings, and the resulting amounts generally offset foreign exchange gains or losses on the related accounts. The Company recognized expense of approximately $7.1 million, $5.8 million and $5.9 million in 2008, 2007 and 2006, respectively, related to net realized and unrealized losses on fair value hedge contracts.

For derivative instruments that qualify as a cash flow hedge, realized and unrealized gains and losses are deferred to accumulated other comprehensive income and recognized in the consolidated statement of operations when the hedged item affects earnings. We recognized income of $1.6 million and $1.7 million in 2008 and 2007, respectively and expense of $1.6 million in 2006, related to cash flow hedge contracts. Approximately $1 million of the deferred and unrealized fair value of foreign exchange derivatives is expected to be recognized as after-tax expense during 2009.

The Company estimates the fair value of outstanding foreign exchange derivative instruments by obtaining composite pricing from published financial market sources. This measurement methodology is classified as a Level Two tier under SFAS 157. Based on the estimated fair market value of contracts outstanding at December 31, 2008, the Company owed the bank counterparties $3.2 million and the bank counterparties owed the Company $1.1 million related to the settlement of these derivative instruments.

Interest Rate Derivative Instruments

As of December 31, 2008, the notional amounts of interest rate hedge contracts totaled $278 million. For interest rate derivative instruments that qualify as a cash flow hedge, realized and unrealized gains and losses are deferred to accumulated other comprehensive income (loss) and recognized in the consolidated statement of operations when the hedged item affects earnings. If derivative transactions do not qualify for hedge accounting, realized and unrealized gains and losses are generally recognized currently through earnings. We recognized expense of $31.8 million in 2008 related to interest rate hedge contracts and estimate $4 million of deferred losses on interest rate derivate contracts will be realized as an after-tax expense in 2009.

The Company estimates the fair value of outstanding interest rate derivative instruments by obtaining quoted prices in active markets for identical contracts. This measurement methodology is classified as a Level Two tier under SFAS 157. Based on the estimated fair market value of contracts outstanding at December 31, 2008, the Company owed the bank counterparties $96.0 million related to the settlement of these derivative instruments.

Other Financial Instruments

The Company estimates the fair value of outstanding long-term debt instruments by obtaining quoted prices for identical debt instruments. This measurement methodology is classified as a Level Two tier under SFAS 157.

The recorded and fair values of long-term debt at December 31 are as follows:

	2008		2007	
	Recorded Value	Fair Value	Recorded Value	Fair Value
Long-term debt	$1,710,378	$1,634,890	$873,496	$889,104

The fair value of the remaining financial instruments, including cash and cash equivalents, receivables, payables and short-term borrowings, approximates the carrying value due to the nature of these instruments.

Concentration of Credit Risk

We sell our products and services to numerous companies in the oil and natural gas industry. The significant energy industry concentration has the potential to impact the Company's exposure to credit risk, either positively or negatively, because customers may be similarly affected by changes in economic or other conditions. Although this concentration could affect our overall exposure to credit risk, we believe that we are exposed to minimal risk since the majority of our business is conducted with major companies within the industry. We perform periodic credit evaluations of our customers' financial condition and generally do not require collateral for our accounts receivable. In some cases, we will require payment in advance or security in the form of a letter of credit or bank guarantee.

Notes to Consolidated Financial Statements

10. Income Taxes

The geographical sources of income before income taxes and minority interests for the three years ended December 31, were as follows:

	2008	2007	2006
Income before income taxes and minority interests:			
United States	$ 821,812	$ 644,283	$ 443,453
Non-United States	734,209	659,592	576,643
Total	$1,556,021	$1,303,875	$1,020,096

The income tax provision is summarized as follows:

	2008	2007	2006
Current:			
United States	$ 237,022	$ 172,948	$ 127,964
Non-United States	250,168	208,352	183,695
State	14,968	4,906	11,278
	502,158	386,206	322,937
Deferred:			
United States	17,140	21,849	2,308
Non-United States	(13,758)	381	1,289
State	352	35	140
	3,734	22,265	3,737
Income tax provision	$ 505,892	$ 408,471	$ 326,674

The Company's income tax provision includes amounts related to the anticipated repatriation of certain earnings of its non-U.S. subsidiaries. Undistributed earnings above the amounts upon which taxes have been provided, which approximated $325.3 million at December 31, 2008, are intended to be permanently invested by the Company. It is not practicable to determine the amount of applicable taxes that would be incurred if any of such earnings were repatriated.

The consolidated effective tax rate (as a percentage of income before income taxes and minority interests) is reconciled to the U.S. federal statutory tax rate as follows:

	2008	2007	2006
U.S. federal statutory tax rate	35.0%	35.0%	35.0%
Minority partners' share of U.S. partnership earnings	(2.9)	(3.0)	(2.6)
Non-deductible expenses	0.9	1.1	0.9
Benefit of extraterritorial income exclusion, manufacturer's production exclusion and research credits	(0.6)	(0.9)	(0.5)
State taxes, net	1.0	0.3	1.1
Non-U.S. tax provisions which vary from the U.S. rate/non-U.S. losses with no tax benefit realized	(0.9)	(1.2)	(1.3)
Change in valuation allowance	–	(0.1)	–
Other items, net	–	0.1	(0.6)
Effective tax rate	32.5%	31.3%	32.0%

The components of deferred taxes at December 31 are as follows:

	2008	2007
Deferred tax liabilities attributed to the excess of net book basis over remaining tax basis (principally depreciation and amortization):		
United States	$(380,850)	$(116,886)
Non-United States	(79,418)	(87,766)
Total deferred tax liabilities	(460,268)	(204,652)
Deferred tax assets attributed to net operating loss and tax credit carryforwards:		
United States	–	–
Non-United States	16,034	14,672
Other deferred tax assets (principally accrued liabilities not deductible until paid and inventory reserves):		
United States	83,441	71,453
Non-United States	33,077	17,981
Subtotal	132,552	104,106
Valuation allowance	(14,696)	(14,662)
Total deferred tax assets	117,856	89,444
Net deferred tax liabilities	$(342,412)	$(115,208)
Balance sheet presentation:		
Deferred tax assets, net	$ 81,834	$ 46,220
Other assets	12,691	8,206
Income taxes payable	(7,951)	(9,390)
Deferred tax liabilities	(428,986)	(160,244)
Net deferred tax liabilities	$(342,412)	$(115,208)

At December 31, 2008, the accompanying consolidated balance sheet includes $16.0 million of deferred tax assets associated with operating loss carryforwards in tax jurisdictions outside the United States. Although a significant portion of these losses will carryforward indefinitely and are available to reduce future tax liabilities of the respective foreign entity, management currently believes that the majority of these assets will not be realized and has, accordingly, established a $14.7 million valuation reserve.

Liability for Uncertain Tax Positions

In addition to the tax liabilities discussed above, the Company establishes reserves for positions taken on tax matters which, although considered appropriate under the regulations, could potentially be successfully challenged by authorities during a tax audit or review. The accompanying consolidated balance sheet includes liabilities of $56.3 million and $45.9 million to provide for uncertain tax positions taken as of December 31, 2008 and 2007, respectively.

The liability for uncertain tax positions as of December 31, 2008, which is primarily reflected in other long-term liabilities, consists of $41.0 million of unrecognized tax benefits, $10.0 million of interest and $5.3 million of penalties. Although the Company does not expect to report a significant change in the amount of liabilities recorded for uncertain tax positions during the next twelve-month period, changes in the recorded reserves could impact future reported results. Accordingly, if the Company's uncertain tax positions were allowed by the relevant taxing authorities during a review or expired unchallenged, approximately $44.6 million of the uncertain tax liability would be recorded as a reduction in tax expense with the remaining $11.7 million recorded as a decrease to other balance sheet accounts.

The following table discloses changes in liabilities recorded for uncertain tax positions for the periods presented:

	2008	2007
Balance at beginning of year	$34,538	$22,629
Additions for tax positions of prior years	7,829	7,271
Reductions for tax positions of prior years	(3,202)	(2,758)
Additions for tax positions in the current year	2,146	8,324
Settlements with tax authorities	(300)	(200)
Reductions due to the lapse of applicable statute of limitations	–	(728)
Balance at end of year	$41,011	$34,538

The Company records penalty and interest amounts related to income tax matters as income tax expense in the accompanying financial statements. For the years ended December 31, 2008 and 2007, income tax expense includes interest and penalties of $1.6 million and $2.3 million, respectively.

The Company operates in more than 70 countries and is subject to income taxes in most of those jurisdictions. The following table summarizes the earliest tax years that remain subject to examination by taxing authorities in the major jurisdictions in which the Company operates:

Jurisdiction	Earliest Open Tax Period
Canada	2001
Italy	2003
Norway	1998
Russia	2005
United Kingdom	2002
United States	2001

Notes to Consolidated Financial Statements

11. Stockholders' Equity

Dividend Program

The Board of Directors declared payments under the Company's regular quarterly cash dividend program of $100.7 million, or $0.48 per share; $80.1 million, or $0.40 per share; and $64.0 million, or $0.32 per share, for the years ended December 31, 2008, 2007 and 2006, respectively.

The level of future dividend payments will be at the discretion of the Board of Directors and will depend upon the Company's financial condition, earnings and cash flow from operations, the level of its capital expenditures, compliance with certain debt covenants, its future business prospects and other factors that the Board of Directors deem relevant.

Common Stock Repurchases

The Company's Board of Directors has approved a share repurchase program that allows for the purchase of up to 20 million shares of the Company's common stock, subject to regulatory issues, market considerations and other relevant factors (the "Repurchase Program"). The Company has purchased $21.5 million, $83.5 million and $102.9 million of common stock during 2008, 2007, and 2006, respectively, under the authorized Repurchase Program. As of December 31, 2008, approximately 15.2 million shares remained available for purchase under the current program which may be executed from time to time in the open market. Common stock obtained by the Company through the Repurchase Program has been added to the Company's treasury stock holdings.

In addition, certain participants in the long-term incentive plans surrender shares of common stock in order to satisfy tax withholding obligations. The Company acquired an immaterial number of shares in the prior three year period which have been added to the Company's treasury stock holdings and may be used in the future for acquisitions or other corporate purposes. These shares are not considered acquisitions under the Company's Repurchase Program.

Stockholder Rights Plan

On June 8, 2000, the Company adopted a Stockholder Rights Plan (the "Rights Plan"). As part of the Rights Plan, the Company's Board of Directors declared a dividend of one junior participating preferred stock purchase right ("Right") for each share of the Company's common stock outstanding on June 20, 2000. The Board also authorized the issuance of one such Right for each share of the Company's common stock issued after June 20, 2000 until the occurrence of certain events.

The Rights are exercisable upon the occurrence of certain events related to a person (an "Acquiring Person") acquiring or announcing the intention to acquire beneficial ownership of 20 percent or more of the Company's common stock. In the event any person becomes an Acquiring Person, each holder (except an Acquiring Person) will be entitled to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock having a market value of twice the Right's exercise price. The Acquiring Person will not be entitled to exercise these Rights. In addition, if at any time after a person has become an Acquiring Person, the Company is involved in a merger or other business combination transaction, or sells 50 percent or more of its assets or earning power to another entity, each Right will entitle its holder to purchase, at an effective exercise price of $87.50, subject to adjustment, shares of common stock of such other entity having a value of twice the Right's exercise price. After a person or group becomes an Acquiring Person, but before an Acquiring Person owns 50 percent or more of the Company's common stock, the Board may extinguish the Rights by exchanging one share of common stock, or an equivalent security, for each Right, other than Rights held by the Acquiring Person.

In the event the Rights become exercisable and sufficient shares of the Company's common stock are not authorized to permit the exercise of all outstanding Rights, the Company is required under the Rights Plan to take all necessary action including, if necessary, seeking stockholder approval to obtain additional authorized shares.

The Rights are subject to redemption at the option of the Board of Directors at a price of one-quarter of a cent per Right until the occurrence of certain events. The Rights currently trade with Smith common stock, have no voting or dividend rights and expire on June 8, 2010.

Accumulated Other Comprehensive Income (Loss)
Accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets consists of the following:

	2008	2007
Currency translation adjustments	$(24,235)	$72,298
Fair value of derivatives	(42,489)	755
Pension and other postretirement benefits	(7,109)	(5,213)
Accumulated other comprehensive income (loss)	$(73,833)	$67,840

Based on the derivative financial instruments outstanding as of December 31, 2008, the Company estimates the balance in accumulated other comprehensive income (loss) will decline by approximately $5 million during the 2009 fiscal year.

12. Retirement Plans

Defined Contribution Plans

The Company established the Smith International, Inc. 401(k) Retirement Plan (the "Smith Plan") for the benefit of all eligible employees. Employees may voluntarily contribute a percentage of their compensation, as defined, to the Smith Plan. The Company makes basic, retirement and, in certain cases, discretionary matching contributions to each participant's account under the Smith Plan. Participants receive a basic match on contributions to the Smith Plan of up to 1½ percent of qualified compensation and a retirement contribution ranging from two percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by the Company on December 31.

The Company also maintains the Wilson 401(k) Retirement Plan (the "Wilson Plan") under which participating employees may voluntarily contribute a percentage of their compensation, as defined, to the Wilson Plan. Wilson makes matching contributions to each participant's account ranging from ¼ percent to six percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by Wilson on December 31.

M-I SWACO has a company Profit-Sharing and Savings Plan (the "M-I Retirement Plan") under which participating employees may voluntarily contribute a percentage of their compensation, as defined. At its discretion, M-I SWACO may make basic, matching and in certain cases, discretionary matching contributions to each participant's account under the M-I Retirement Plan. Participants are eligible to receive a basic contribution equal to three percent of qualified compensation, and a full match on employee contributions of up to 1½ percent of qualified compensation. In addition, the Board of Directors may provide discretionary profit-sharing contributions based upon financial performance to participants who are employed by M-I SWACO on December 31.

W-H maintained a 401(k) Plan ("W-H Plan") under which employees could defer up to specified percentages of their annual compensation and receive discretionary matching and profit sharing awards. Legacy W-H employees participated in this program through December 31, 2008 at which time the W-H Plan was merged into the Smith Plan.

The Company recognized expense totaling $48.9 million, $43.8 million, and $50.5 million in 2008, 2007 and 2006, respectively, related to Company contributions to the plans.

Certain of the Company's subsidiaries sponsor various defined contribution plans. The Company's contributions under these plans for each of the three years in the period ended December 31, 2008 were immaterial.

Deferred Compensation Plans

The Company maintains Supplemental Executive Retirement Plans ("SERP"), non-qualified, deferred compensation programs, for the benefit of officers and certain other eligible employees of the Company. Participants may contribute up to 100 percent of cash compensation, on a pre-tax basis, as defined. Plan provisions allow for retirement and matching contributions, similar to those provided under the Company's defined contribution programs, and, in certain cases, an interest contribution in order to provide a yield on short-term investments equal to 120 percent of the long-term applicable federal rate, as defined.

In the event of insolvency or bankruptcy, plan assets are available to satisfy the claims of all general creditors of the Company. Accordingly, the accompanying consolidated balance sheets reflect the aggregate participant balances as both an asset and a liability of the Company. As of December 31, 2008 and 2007, $52.8 million and $66.7 million, respectively, are included in other assets with a corresponding amount recorded in other long-term liabilities.

During the years ended December 31, 2008, 2007 and 2006, Company contributions to the plans totaled $2.0 million, $1.3 million and $1.9 million, respectively.

Notes to Consolidated Financial Statements

13. Employee Benefit Plans

Effective December 31, 2006, the Company adopted the recognition provisions of SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires recognition of the funded status of an entity's defined benefit pension and other postretirement benefit plans as an asset or liability in the Company's consolidated balance sheet. Subsequent changes to the funded status are to be recognized through stockholders' equity as a component of other comprehensive income.

The Company currently maintains various defined benefit pension plans covering certain U.S. and non-U.S. employees. Future benefit accruals and the addition of new participants under the U.S. plans were frozen prior to 1998.

The Company and certain subsidiaries have postretirement benefit plans which provide health care benefits to a limited number of current, and in certain cases, future retirees. Individuals who elect to contribute premiums are eligible to participate in the Company's medical and prescription drug programs, with certain limitations. In addition to premiums, the retiree is responsible for deductibles and any required co-payments and is subject to annual and lifetime dollar spending caps.

The following tables disclose the changes in benefit obligations and plan assets during the periods presented and reconcile the funded status of the plans to the amounts included in the accompanying consolidated balance sheets:

	Pension Plans		Postretirement Benefit Plans	
	2008	2007	2008	2007
Changes in benefit obligations:				
Benefit obligations at beginning of year	$ 66,926	$ 49,988	$ 9,386	$10,059
Service cost	4,820	4,461	349	381
Interest cost	3,094	3,104	572	563
Plan participants' contributions	–	–	551	587
Actuarial loss (gain)	(2,317)	6,229	(533)	(1,466)
Exchange rate changes and other	(9,011)	4,210	–	–
Benefits paid	(896)	(1,066)	(928)	(738)
Benefit obligations at end of year	$ 62,616	$ 66,926	$ 9,397	$ 9,386
Changes in plan assets:				
Fair value of plan assets at beginning of year	$ 49,572	$ 44,616	$ –	$ –
Actual return on plan assets	(7,649)	2,182	–	–
Employer contributions	5,114	3,840	377	151
Plan participants' contributions	–	–	551	587
Exchange rate changes and other	(2,782)	–	–	–
Benefits paid	(896)	(1,066)	(928)	(738)
Fair value of plan assets at end of year	$ 43,359	$ 49,572	$ –	$ –
Funded status	$(19,257)	$(17,354)	$(9,397)	$ (9,386)
Amounts recognized in the consolidated balance sheet:				
Non-current assets	$ –	$ 584	$ –	$ –
Other long-term liabilities	(19,257)	(17,938)	(9,397)	(9,386)
Net amount recognized	$(19,257)	$(17,354)	$(9,397)	$ (9,386)
Amounts in accumulated other comprehensive income:				
Net actuarial loss (gain)	$ 10,280	$ 7,907	$(3,198)	$ (2,738)
Prior service costs	27	44	–	–
Net amount recognized	$ 10,307	$ 7,951	$(3,198)	$ (2,738)

Net Periodic Benefit Expense

Net periodic benefit expense and the weighted average assumptions used to determine the net periodic benefit expense for the fiscal years ended December 31, and the projected benefit obligation at December 31 are as follows:

	Pension Plans			Postretirement Benefit Plans		
	2008	2007	2006	2008	2007	2006
Components of net periodic benefit expense:						
Service cost	$ 4,820	$ 4,461	$ 3,111	$ 349	$ 381	$267
Interest cost	3,094	3,104	2,456	572	563	538
Return on plan assets	(2,956)	(3,478)	(2,365)	–	–	–
Amortization of prior service cost	7	8	11	–	–	–
Amortization of loss (gain)	514	286	818	(235)	(157)	(87)
Plan termination	–	–	–	–	–	–
Net periodic benefit expense	$ 5,479	$ 4,381	$ 4,031	$ 686	$ 787	$718
Other changes in plan assets and benefit obligations recognized in other comprehensive income (loss) ("OCI"), net of tax and minority interest:						
Net (gain) loss arising during the year	$ 2,877	$ 3,762	*	$(695)	$(989)	*
Amortization of prior service cost	(7)	(8)	*	–	–	*
Amortization of net gain (loss)	(514)	(286)	*	235	157	*
Other comprehensive (income) loss	$ 2,356	$ 3,468	*	$(460)	$(832)	*
Total net periodic benefit expense and OCI	$ 7,835	$ 7,849	*	$ 226	$ (45)	*
Net periodic benefit expense:						
Discount rate	5.25%	5.75%	5.50%	6.33%	5.75%	5.50%
Expected return on plan assets	6.67%	8.50%	8.50%	N/A	N/A	N/A
Projected benefit obligation:						
Discount rate	5.59%	6.30%	5.75%	6.24%	6.30%	5.75%
Expected return on plan assets	6.67%	8.50%	8.50%	N/A	N/A	N/A

**Due to the adoption of SFAS 158, the pension and postretirement benefit plan disclosures for 2006 are not comparable.*

Additional Pension Plan Information

In determining the expected return on plan assets, the Company considers the investment mix, the historical market performance and economic and other indicators of future performance. The Company primarily utilizes a mix of common stock and fixed income index funds to generate asset returns comparable with the general market. The investment mix of pension assets at December 31 is summarized in the following table:

	2008	2007
Common stock and related index funds	22%	44%
Fixed income securities and related index funds	77	44
Other	1	12
Total	100%	100%

For pension plans with accumulated benefit obligations in excess of plan assets, the following table sets forth the projected and accumulated benefit obligations and the fair value of plan assets at December 31:

	2008	2007
Projected benefit obligation	$24,896	$17,975
Accumulated benefit obligation	24,153	17,110
Plan assets at fair value	16,320	14,463

Estimated future benefit payments based on projected future service are expected to range between $1.2 million and $1.8 million a year for the next five years and approximate $11.8 million for the five-year period ending December 31, 2018. Company contributions to the pension plans during 2009 are expected to be comparable with 2008 contribution levels.

Notes to Consolidated Financial Statements

Additional Postretirement Benefit Plan Information

The assumed health care cost trend rates used to determine the projected postretirement benefit obligation at December 31 are as follows:

	2008	2007
Health care cost trend rate for current year	10.1%	10.9%
Rate that the cost trend rate gradually declines (ultimate trend rate)	5.0%	5.0%
Year that the rate reaches the ultimate trend rate	2016	2016

A one-percentage point change in assumed health care cost trend rates would have the following effects on the benefit obligations and the aggregate of the service and interest cost components of the postretirement benefits expense:

	One-Percentage-Point Increase	One-Percentage-Point Decrease
Effect on total service and interest cost	$ –	$ (79)
Effect on accumulated postretirement benefit obligation	112	(751)

Estimated future benefit payments based on projected future service are expected to approximate $0.5 million a year for the next five years and $3.0 million for the five-year period ending December 31, 2018. Company contributions to the postretirement benefit plans during 2009 are expected to be comparable to the 2008 levels.

14. Long-Term Incentive Compensation

As of December 31, 2008, the Company had outstanding restricted stock and stock option awards granted under the Amended and Restated 1989 Long-Term Incentive Compensation Plan (the "LTIC Plan"). As of December 31, 2008, 1,805,590 shares were authorized for future issuance pursuant to the Plan. Additionally, the Company assumed the W-H stock option plan in 2008 under which no further awards may be granted.

Restricted Stock Units

The restricted stock program consists of a combination of performance-based restricted stock units ("performance-based units") and time-based restricted stock units ("time-based units"). The number of performance-based units issued under the program, which can range from zero to 130 percent of the target units granted, is solely dependent upon the return on equity achieved by the Company in the fiscal year subsequent to the award. A summary of the Company's restricted stock program is presented below:

	Time-Based Awards		Performance-Based Awards		Total Restricted
	No. of Units	Fair Value [a]	No. of Units	Fair Value [a]	Stock Units
Outstanding at December 31, 2007	796,687	$53.06	1,250,066 [b]	$48.55	2,046,753
Granted	2,098,106	27.33	1,206,834	23.38	3,304,940
Forfeited	(48,698)	52.16	(46,022)	40.95	(94,720)
Vested	(247,405)	50.27	(771,736)	45.04	(1,019,141)
Outstanding at December 31, 2008	2,598,690	$32.57	1,639,142	$31.60	4,237,832

(a) Reflects the weighted average grant-date fair value.
(b) Performance-based units outstanding at December 31, 2007 have been adjusted to reflect the actual payout achieved related to the December 2007 grants.

The total intrinsic value of restricted stock units vested during the years ended December 31, 2008, 2007, and 2006 was $24.8 million, $48.7 million, and $12.5 million, respectively. In addition, restrictions on approximately 1.1 million restricted stock units outstanding at December 31, 2008 are expected to lapse during the 2009 fiscal year.

Stock Options

Stock options are generally granted at the fair market value on the date of grant, vest over a four-year period and expire ten years after the date of grant. A summary of the Company's stock option program is presented below:

	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value
				(In thousands)
Outstanding at December 31, 2007	1,547,671	$20.04		
Assumed [a]	69,334	12.51		
Forfeited	(19,732)	27.62		
Exercised	(447,733)	19.74		
Outstanding at December 31, 2008	1,149,540	$19.58	4.41	$5,378
Exercisable at December 31, 2008	1,142,341	$19.48	4.40	$5,378

(a) Stock options assumed under the W-H program have been adjusted using the conversion factor determined as of the transaction announcement date.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $25.5 million, $69.0 million, and $34.3 million, respectively.

Share-Based Compensation Expense

Compensation expense for stock options and time-based units is recognized over the four-year vesting period. For performance-based units, compensation expense is recognized over the three-year vesting period. Compensation expense for performance-based and time-based units is determined using the grant-date fair value whereas share-based compensation related to stock option awards is calculated using an open-form (lattice) model with specific assumptions.

Share-based compensation expense, consisting of restricted stock unit and stock option awards, for the year ended December 31, 2008, 2007 and 2006 was $43.4 million, $34.2 million and $27.3 million, respectively, and net of taxes and minority interests, was $24.8 million, $20.6 million and $17.5 million, respectively.

The total unrecognized share-based compensation expense, consisting of restricted stock and stock options, for awards outstanding as of December 31, 2008 was $127.3 million, or approximately $73 million net of taxes and minority interests, which will be recognized over a weighted-average period of 3.0 years.

15. Industry Segments and International Operations

The Company is a global provider of products and services used during the drilling, completion and production phases of oil and natural gas development activities. Our business is segregated into three operating divisions, M-I SWACO, Smith Oilfield and Distribution, which is the basis upon which we report our results.

The M-I SWACO segment consists of a majority-owned drilling fluid and environmental services joint venture operation. The Smith Oilfield segment is comprised of our wholly-owned drilling and completion services operations, which includes drill bits, directional drilling services and downhole tools. The Distribution segment consists of the Wilson distribution operations and a majority-owned interest in CE Franklin Ltd., a publicly-traded Canadian distribution company. Finally, general corporate primarily reflects expenses related to corporate personnel, administrative support functions and long-term incentive compensation programs.

Notes to Consolidated Financial Statements

The following table presents financial information for each reportable segment:

	2008	2007	2006
Revenues:			
M-I SWACO	$ 5,183,335	$4,422,408	$3,573,395
Smith Oilfield	2,848,804	2,210,161	1,814,343
Distribution	2,738,699	2,131,761	1,945,821
	$10,770,838	$8,764,330	$7,333,559
Operating Income:			
M-I SWACO	$ 839,647	$ 729,412	$ 553,304
Smith Oilfield	746,826	619,038	495,301
Distribution	180,178	97,154	104,730
General corporate	(124,239)	(75,807)	(73,254)
	$ 1,642,412	$1,369,797	$1,080,081
Capital Expenditures:			
M-I SWACO	$ 210,471	$ 184,027	$ 203,454
Smith Oilfield	221,269	149,829	88,619
Distribution	7,238	6,929	5,153
General corporate	3,907	15,036	11,244
	$ 442,885	$ 355,821	$ 308,470
Depreciation and Amortization:			
M-I SWACO	$ 123,227	$ 111,618	$ 84,868
Smith Oilfield	133,459	75,494	59,467
Distribution	4,736	4,763	4,840
General corporate	2,021	1,421	1,209
	$ 263,443	$ 193,296	$ 150,384
Total Assets:			
M-I SWACO	$ 4,124,291	$3,589,790	$3,195,372
Smith Oilfield	5,473,372	1,579,541	1,279,029
Distribution	1,070,909	752,221	737,445
General corporate	147,652	140,328	123,629
	$10,816,224	$6,061,880	$5,335,475

The following table presents consolidated revenues by region:

	2008	2007	2006
United States	$ 5,080,710	$3,967,806	$3,384,729
Canada	851,098	771,430	891,288
North America	5,931,808	4,739,236	4,276,017
Latin America	987,104	738,026	543,844
Europe/Africa	2,569,803	2,105,745	1,605,559
Middle East/Asia	1,282,123	1,181,323	908,139
Non-North America	4,839,030	4,025,094	3,057,542
	$10,770,838	$8,764,330	$7,333,559

The following table presents net property, plant and equipment by region:

	2008	2007	2006
United States	$1,269,691	$ 588,345	$458,273
Canada	45,241	52,596	48,510
North America	1,314,932	640,941	506,783
Latin America	115,269	95,834	67,377
Europe/Africa	297,209	266,437	230,607
Middle East/Asia	116,626	102,668	82,277
Non-North America	529,104	464,939	380,261
	$1,844,036	$1,105,880	$887,044

The Company's expenditures for research and engineering activities are attributable to the Company's oilfield operations and totaled $129.4 million in 2008, $110.7 million in 2007 and $88.3 million in 2006.

16. Commitments and Contingencies

Leases

The Company routinely enters into operating and capital leases for certain of its facilities and equipment. Amounts related to assets under capital lease were immaterial for the periods presented. Rent expense totaled $207.7 million, $166.5 million, and $127.1 million in 2008, 2007, and 2006, respectively.

Future minimum payments under non-cancelable operating leases having initial terms of one year or more are as follows:

	Amount
2009	$ 85,472
2010	63,578
2011	46,428
2012	34,381
2013	26,978
2014 - 2018	75,495
Thereafter	41,943
	$374,275

In the normal course of business, the Company enters into lease agreements with cancellation provisions as well as agreements with initial terms of less than one year. The costs related to these leases have been reflected in rent expense but have been appropriately excluded from the future minimum payments presented above.

Standby Letters of Credit

In the normal course of business with customers, vendors and others, the Company is contingently liable for performance under standby letters of credit and bid, performance and surety bonds. Certain of these outstanding instruments guarantee payment to insurance companies which reinsure certain liability coverages of the Company's insurance captive. Excluding the impact of these instruments, for which $22 million of related liabilities are reflected in the accompanying consolidated balance sheet, the Company was contingently liable for approximately $217 million of standby letters of credit and bid, performance and surety bonds at December 31, 2008. Management does not expect any material amounts to be drawn on these instruments.

Insurance

The Company maintains insurance coverage for various aspects of its business and operations. The Company has elected to retain a portion of losses that occur through the use of deductibles and retentions under its insurance programs. Amounts in excess of the self-insured retention levels are fully insured to limits believed appropriate for the Company's operations. Self-insurance accruals are based on claims filed and an estimate for claims incurred but not reported. While management believes that amounts accrued in the accompanying consolidated financial statements are adequate for expected liabilities arising from the Company's portion of losses, estimates of these liabilities may change as circumstances develop.

Litigation

The Company is a defendant in various legal proceedings arising in the ordinary course of business. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

Environmental

The Company routinely establishes and reviews the adequacy of reserves for estimated future environmental clean-up costs for properties currently or previously operated by the Company. In the opinion of management, these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or cash flows.

17. Quarterly Information (Unaudited)

(In thousands, except per share data)	First	Second	Third	Fourth	Year
2008					
Revenues	$2,370,998	$2,494,158	$2,849,311	$3,056,371	$10,770,838
Gross profit	781,484	807,452	906,798	933,182	3,428,916
Net income	174,991	183,273	209,843	199,177	767,284
EPS:					
Basic	0.87	0.91	1.00	0.91	3.70
Diluted	0.87	0.91	1.00	0.91	3.68
2007					
Revenues	$2,107,724	$2,114,373	$2,245,059	$2,297,174	$ 8,764,330
Gross profit	675,965	696,546	728,906	754,240	2,855,657
Net income	160,158	153,053	166,833	167,007	647,051
EPS:					
Basic	0.80	0.76	0.83	0.83	3.23
Diluted	0.80	0.76	0.83	0.83	3.20

18. Subsequent Event (Unaudited)

In the fourth quarter of 2008, the Company negotiated the disposition of certain non-core operations acquired in connection with the W-H transaction. These operations generated combined revenues of approximately $112 million related to the period between August 25 and December 31, 2008.

The sales were completed in January 2009 in exchange for cash proceeds of $65 million and potential future consideration under earn-out arrangements. The assets of the divested operations, which approximate $82 million at December 31, 2008, have been included in the accompanying consolidated balance sheet as prepaid expenses and other. The liabilities of the divested operations, which approximate $17 million at December 31, 2008, have been included in the accompanying consolidated balance sheet as other current liabilities.

Eleven-Year Financial Record

Years Ended December 31,	2008	2007	2006	2005
(In thousands, except per share, ratio and market price data)				
Statements of Operations Data [a]				
Revenues:				
M-I SWACO	$ 5,183,335	$4,422,408	$3,573,395	$2,682,511
Smith Oilfield	2,848,804	2,210,161	1,814,343	1,296,488
Distribution	2,738,699	2,131,761	1,945,821	1,600,004
Total Revenues	10,770,838	8,764,330	7,333,559	5,579,003
Gross profit	3,428,916	2,855,657	2,344,271	1,685,138
Operating expenses	1,786,504	1,485,860	1,264,190	1,014,577
Operating income	1,642,412	1,369,797	1,080,081	670,561
Interest expense	89,765	69,990	62,967	44,446
Interest income	(3,374)	(4,068)	(2,982)	(1,692)
Income tax provision	505,892	408,471	326,674	202,743
Minority interests	282,845	248,353	191,416	122,759
Net income	$ 767,284	$ 647,051	$ 502,006	$ 302,305
Earnings per share – diluted basis [b]	$ 3.68	$ 3.20	$ 2.49	$ 1.48
Cash dividends declared per share	$ 0.48	$ 0.40	$ 0.32	$ 0.24
Common shares outstanding: [b]				
Actual at year-end, net of treasury shares	219,110	200,761	199,916	200,969
Weighted average – diluted basis	208,727	201,947	202,008	204,522
Balance Sheet Data				
Current assets	$ 5,086,384	$3,727,735	$3,271,027	$2,437,231
Current ratio	1.73	3.18	2.37	2.61
Total assets	$10,816,224	$6,061,880	$5,335,475	$4,059,914
Current liabilities	2,933,432	1,173,300	1,379,468	933,153
Total debt	2,806,821	985,105	1,088,632	744,507
Stockholders' equity:				
Total	$ 4,549,339	$2,594,897	$1,986,937	$1,578,505
Per share [b]	20.76	12.93	9.94	7.85
Other Data				
Depreciation and amortization	$ 263,443	$ 193,296	$ 150,384	$ 117,722
Operating cash flow [a, c]	1,509,117	1,214,277	954,931	606,519
Capital expenditures, net	369,774	310,776	272,727	151,419
Return on stockholders' equity [a]	22.3%	28.4%	28.5%	20.6%
Debt-to-total capitalization	32.4%	20.9%	27.2%	24.3%
Market price range: [b]				
High	$ 85.52	$ 75.34	$ 45.79	$ 39.59
Low	19.67	36.01	35.66	25.96

(a) *Excludes impact of non-recurring charges and credits in 1999 and 1998.*
(b) *Historical periods have been restated for the impact of two-for-one stock dividend distributions on July 8, 2002 and August 24, 2005.*
(c) *Operating cash flow is computed as earnings before interest, taxes, depreciation and amortization after reduction for the portion of the respective amounts allocable to minority interest partners.*

2004	2003	2002	2001	2000	1999	1998
$2,231,884	$1,865,851	$1,558,672	$1,627,600	$1,236,999	$ 842,214	$1,014,449
1,004,455	812,423	724,237	796,531	618,127	467,325	631,719
1,182,676	916,554	887,171	1,127,078	905,888	496,614	472,547
4,419,015	3,594,828	3,170,080	3,551,209	2,761,014	1,806,153	2,118,715
1,351,939	1,075,931	918,302	1,045,804	745,169	467,940	643,959
913,175	747,184	662,154	674,294	546,143	402,407	421,250
438,764	328,747	256,148	371,510	199,026	65,533	222,709
38,762	40,964	40,928	45,359	36,756	40,823	45,986
(1,300)	(1,973)	(2,579)	(2,895)	(1,861)	(2,050)	(2,615)
129,721	93,334	66,632	106,397	54,998	8,899	54,379
89,130	71,788	57,978	70,504	36,333	6,170	25,113
$ 182,451	$ 124,634	$ 93,189	$ 152,145	$ 72,800	$ 11,691	$ 99,846
$ 0.89	$ 0.62	$ 0.47	$ 0.76	$ 0.36	$ 0.06	$ 0.52
$ –	$ –	$ –	$ –	$ –	$ –	$ –
202,148	200,672	198,324	197,608	199,052	195,720	192,548
205,138	201,806	200,182	200,896	201,208	196,760	193,364
$2,019,632	$1,679,796	$1,426,914	$1,523,031	$1,310,003	$1,054,780	$ 997,155
2.28	2.66	2.40	2.29	2.04	2.31	1.44
$3,506,778	$3,097,047	$2,749,545	$2,735,828	$2,295,287	$1,894,575	$1,758,988
887,357	630,924	595,096	666,004	642,804	457,318	693,300
599,173	578,295	601,659	687,535	540,667	397,431	714,076
$1,400,811	$1,235,776	$1,063,535	$ 949,159	$ 817,481	$ 720,220	$ 634,034
6.93	6.16	5.36	4.80	4.11	3.68	3.29
$ 106,493	$ 101,709	$ 89,327	$ 92,895	$ 80,688	$ 76,037	$ 70,316
438,732	314,206	254,858	358,700	216,817	124,449	256,342
90,770	76,021	78,804	109,414	77,876	38,852	102,761
13.8%	10.8%	9.2%	17.2%	9.5%	1.7%	5.6%
22.6%	24.1%	27.6%	32.3%	31.1%	27.7%	52.6%
$ 31.25	$ 21.26	$ 19.36	$ 21.13	$ 22.13	$ 13.02	$ 16.13
20.14	14.93	11.60	8.08	11.25	5.89	4.32

Corporate Information

Five-Year Comparative Total Return

The following table and related graph shows Smith's total shareholder return over the prior five-year period, as compared to the S&P 500 Index and our Peer Group, assuming a $100 investment in each on December 31, 2003 and the reinvestment of all dividends. Our Peer Group consists of the following companies: Baker Hughes Incorporated, BJ Services Company, Cameron International Corporation, Halliburton Company, National Oilwell Varco, Inc., Schlumberger Limited, and Weatherford International Ltd.


$500
$400
$300
$200
$100
$0
$147 Peer Group
$114 Smith
$ 90 S&P 500
December 31,
2003
2004
2005
2006
2007
2008

	December 31,					
	2003	2004	2005	2006	2007	2008
Smith International, Inc.	$100.00	$131.05	$180.05	$200.83	$363.50	$113.87
S&P 500 Index	100.00	110.88	116.33	134.70	142.10	89.53
Peer Group	100.00	132.90	197.83	228.38	337.32	146.55

Investor Relations Contact

General Company information, such as filings with the Securities and Exchange Commission, Corporate Governance Guidelines and other required documents, is available in electronic form on the Company's website at www.smith.com.

Alternatively, copies of the annual report, quarterly reports and other Company literature may be obtained by writing or calling Margaret K. Dorman, Executive Vice President, Chief Financial Officer and Treasurer.

Transfer Agent and Registrar

Correspondence concerning stock accounts, replacing lost or stolen stock certificates or name or address changes should be directed to:

Computershare Trust Company, N.A.
Post Office Box 43078
Providence, RI 02940-3078
781-575-2879
Website: www.computershare.com

Annual Meeting

The Company's Annual Meeting of Stockholders will be held at 9:00 a.m. on Tuesday, May 12, 2009, at 11th and Market Streets, Wilmington, Delaware.

Stock Exchange Listings

New York Stock Exchange, Inc.
Ticker Symbol: SII

Board of Directors

Doug Rock
Chairman of the Board
and Former Chief Executive Officer
of the Company

Loren K. Carroll
Former President
and Chief Executive Officer
of M-I SWACO

Dod A. Fraser
President of Sackett
Partners Incorporated

James R. Gibbs
Chairman of the Board
of Frontier Oil Corporation

Robert Kelley
President of Kellco Investments

Luiz Rodolfo Landim Machado
Chief Executive Officer
of OGX Petróleo e Gás
Participações S.A.

John Yearwood
Chief Executive Officer, President
and Chief Operating Officer
of the Company

Advisory Directors

G. Clyde Buck
Senior Advisor,
Davis/Chambers & Company, Ltd.

Jerry W. Neely
Former Chairman of the Board
and Chief Executive Officer
of the Company

Executive Officers

John Yearwood
Chief Executive Officer, President
and Chief Operating Officer

Doug Rock
Special Advisor to the
Chief Executive Officer

Margaret K. Dorman
Executive Vice President,
Chief Financial Officer
and Treasurer

Malcolm W. Anderson
Senior Vice President,
Human Resources

Richard E. Chandler, Jr.
Senior Vice President,
General Counsel and Secretary

Peter J. Pintar
Vice President, Corporate Strategy
and Development

Operating Officers

Bryan L. Dudman
Executive Vice President
and President, Smith
Drilling and Evaluation

John J. Kennedy
President and Chief Executive Officer,
Wilson

Michael D. Pearce
Executive Vice President
and President, Smith Technologies

Christopher I.S. Rivers
President and Chief Executive Officer,
M-I SWACO

Corporate Officers

Lee A. Turner
Vice President, Quality, Health, Safety
and Environmental

Geraldine D. Wilde
Vice President, Taxes
and Assistant Treasurer

Certification Statement

The certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to the Company's Form 10-K. The Company has also submitted the Annual CEO Certification required by the New York Stock Exchange.

Independent Auditors

Deloitte & Touche LLP
Houston, Texas

Corporate Headquarters

Smith International, Inc.
Post Office Box 60068
Houston, Texas 77205-0068
Tel: 281-443-3370
Fax: 281-233-5199
800-US-SMITH
Website: www.smith.com



SMITH INTERNATIONAL, INC.

POST OFFICE BOX 60068
HOUSTON, TEXAS 77205-0068
SMITH.COM

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. SGS-COC-003505
© 1996 Forest Stewardship Council